02024292

NetScreen Technologies, Inc.
2001 Annual Report

ARS
P.E. 9/30/01

RECD S.E.C.
MAR 2 6 2002
071








ACCESS DENIED







PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

NETSCREEN®
Scalable Security Solutions

Financial Highlights


Quarterly Revenues
$Millions
$27
$18
$9
$0
$2.9
$3.6
$7.9
$12.2
$17.2
$19.1
$23.0
$26.3
Dec '99
Mar '00
Jun '00
Sep '00
Dec '00
Mar '01
Jun '01
Sep '01


Annual Revenues
$Millions
$90
$75
$60
$45
$30
$15
$0
$5.9
$26.6
$85.6
FY '99
FY '00
FY '01

Consolidated Financial Data

GAAP (Generally Accepted Accounting Principles)

	Q1/00	Q2/00	Q3/00	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01
Revenues	$ 2.9	$ 3.6	$ 7.9	$ 12.2	$ 17.2	$ 19.1	$ 23.0	$ 26.3
Gross Profit	1.8	2.6	5.7	8.2	11.9	13.2	16.0	18.6
Operating Expenses	6.3	10.6	14.5	20.4	20.2	21.8	25.0	24.9
Net Income/(loss)	(4.5)	(8.0)	(8.9)	(12.3)	(8.5)	(9.0)	(9.6)	(7.2)
EPS – basic and diluted	(0.43)	(0.70)	(0.72)	(0.91)	(0.58)	(0.56)	(0.55)	(0.38)

Pro forma*

	Q1/00	Q2/00	Q3/00	Q4/00	Q1/01	Q2/01	Q3/01	Q4/01
Revenues	$ 2.9	$ 3.6	$ 7.9	$ 12.2	$ 17.2	$ 19.1	$ 23.0	$ 26.3
Gross Profit	2.0	2.9	6.2	8.8	12.7	13.9	16.7	19.1
Operating Expenses	5.1	7.7	10.5	15.3	15.1	19.6	20.6	20.3
Net Income/(loss)	(3.1)	(4.8)	(4.4)	(5.9)	(1.9)	(5.4)	(3.7)	(1.3)
EPS – basic and diluted	(0.30)	(0.42)	(0.36)	(0.43)	(0.13)	(0.34)	(0.21)	(0.07)

*Pro forma net loss and per share information results from excluding non-cash stock-based compensation associated with stock options and deemed dividends associated with preferred stock issued by the company.

Fellow stockholders:

I would like to take this opportunity to welcome you, in our first annual report, as stockholders of NetScreen Technologies, Inc. In our fiscal year 2001, we accomplished a great deal to build NetScreen and position ourselves for continued growth going into 2002. We saw the market changing rapidly during the course of last year — it was a turbulent time economically, politically and socially. In the face of a challenging economic environment, we continued to build on the industry leading position of NetScreen's integrated security systems and appliances.

The market for security products remains strong and we have increased our presence in both the rapidly growing VPN and firewall markets. Infonetics, a market research firm, estimates that the worldwide dedicated VPN hardware market will approach $3 billion by 2005 and that the firewall market will approach $4 billion by 2005. Given our broad line of integrated firewall and VPN appliances and systems, we believe we are well positioned to take advantage of this opportunity.

Over the course of the past fiscal year, we have worked very hard to increase our leadership position by both enhancing our current products and developing new ones. Our value proposition resonates with our target market of large enterprise and service providers for a number of reasons. The breadth of our product line extends from one end of the customer's network to the other. Unlike legacy security products from our competitors, NetScreen's products do not impede the performance of our customer's network environments. Additionally, our products can be easily deployed and managed throughout the network.

Indeed, one of our biggest initiatives during fiscal 2001 was to release a next generation management software system for our hardware products that allows our customers to easily configure and control security for large networks of NetScreen devices. We believe we succeeded last fiscal year when we released NetScreen-Global PRO. NetScreen-Global PRO can control up to 10,000 NetScreen devices in a single customer network. We also radically streamlined the security management process by automating the management process so that devices can be managed in user-definable groups, drastically reducing the need for direct human intervention to configure a device.

In addition to our management software initiative, we had a number of new hardware introductions and enhancements in fiscal 2001 including:

- Doubling the firewall performance of the NetScreen-1000, the industry's first integrated security system, from 1 Gigabit per second to an industry-leading 2 Gigabits per second.
- Introducing the NetScreen-500, a high-capacity security system that delivers the performance, redundancy and flexibility required for demanding enterprise central sites and service provider infrastructures.
- Introducing the NetScreen-5XP, which replaced the NetScreen-5. The NetScreen-5XP provides secure Internet access and communications for an enterprise telecommuter, small office and branch/remote offices needing to establish secure communications to a headquarters or other corporate office while at the same time safely accessing the Internet.
- Significantly improving our custom operating system, NetScreen Screen OS, with many new features designed to improve network reliability, establish VPNs more easily and monitor NetScreen devices.

Innovation continues to be the cornerstone for NetScreen. In early 2002 we announced the release of the NetScreen-50, the NetScreen-25, and the NetScreen 200 series – the NetScreen-204 and NetScreen-208. These new integrated security appliances help protect networks from the threats associated with new types of hacker attacks and emerging vulnerabilities associated with the use of wireless LANs.

We also intend to leverage key relationships with leading network infrastructure and security partners to deliver unique solutions to enterprise and service provider customers. Last fall we established our Global

Alliance Program to address our customers' key requirements in deploying, securing, managing and supporting global networks. We launched the program with 12 alliance members including Ericsson, Extreme Networks, Foundry Networks, Internet Security Solutions, Micromuse, Radware, Riverstone Networks and Websense.

The success and adoption of our products has placed us on solid financial ground. We achieved record revenues for the year. NetScreen increased total revenues in fiscal year 2001 by 222% to $85.6 million from $26.6 million in fiscal year 2000. Pro forma[1] net loss for fiscal year 2001 was $12.3 million, or ($0.73) per basic and diluted share, compared to a pro forma net loss of $18.3 million, or ($1.53) per basic and diluted share, in fiscal year 2000. GAAP net loss was $33.7 million, or ($2.82) per basic and diluted share in fiscal year 2000, compared to a net loss of $34.2 million or ($2.05) per basic and diluted share, for fiscal year 2001. Adding to this performance, we raised a net $169 million in our initial public offering in early December and generated positive cash flow in the last two quarters of calendar year 2001. We ended calendar year 2001with over $220 million in cash and short-term investments.

NetScreen's business is diversified geographically and across its customer base—both important factors in a rapidly growing and fast-changing market. Revenues for fiscal year 2001 were derived 52% from North America, 30% from Asia, 17% from Europe and 1% from Latin America. Additionally, no one customer represented more than 5% of revenue in fiscal year 2001. As we move through 2002 and beyond, we intend to build on our leadership position in the network security market.

We want to thank our customers, partners and, importantly, our employees for contributing to an outstanding year. We believe we have built an excellent foundation for success and that NetScreen is well positioned for future growth. Finally, we would like to thank you, our stockholders, for your confidence and investment in NetScreen.

Sincerely,

Robert D. Thomas
President and Chief Executive Officer

[1] Pro forma net loss and per share information results from excluding non-cash stock-based compensation associated with stock options and deemed dividends associated with preferred stock issued by NetScreen.

Overview

NetScreen develops, markets and sells a broad family of network security systems and appliances that deliver high performance, cost-effective security for enterprises and service providers. Our security systems and appliances deliver integrated firewall, virtual private network and network traffic management capabilities in a single device using our proprietary application specific integrated circuit, referred to as GigaScreen ASIC, and proprietary security operating system and applications, referred to as ScreenOS. Firewalls help prevent unauthorized network access by establishing a perimeter defense between two networks, such as an enterprise's network and the Internet. Firewalls enable users to establish security policies designed to permit only authorized traffic into and out of a connected network. Virtual private networks, or VPNs, allow access to an internal network through the Internet and are deployed by creating links, running over a public network, to connect two or more locations. VPNs can be made secure from malicious eavesdropping by encrypting and authenticating the information.

Our products are based on industry standard communication protocols in order to be integrated easily into networks and interoperate with other security devices and software applications based on these industry standard communication protocols. Our security systems and appliances can be centrally managed with our suite of flexible management software, which enables secure, scalable monitoring of devices, network traffic and security events, and policy administration for both enterprises and service providers. Our end customers are a broad range of enterprises and service providers, including established companies and large communication service providers. Our family of products enables our end customers to address their network security, VPN and traffic management needs cost-effectively across their networks.

The NetScreen Solution

We provide a broad family of network security systems and appliances that deliver high-performance, cost-effective security for enterprises and service providers. Our security systems and appliances deliver integrated firewall, VPN and network traffic management capabilities in a single device. Each device is standards-based so it can be easily integrated into customer networks, can interoperate with other IPSec devices and can be securely managed and monitored via a wide range of industry standard interfaces. Our system products, the NetScreen-1000 and NetScreen-500, are high capacity, high availability, flexible configuration, network security platforms. Our appliance products, the NetScreen-208, NetScreen-204, NetScreen-100, NetScreen-50, NetScreen-25, and NetScreen-5XP, provide a range of capacities to meet a customer environment and are fixed configuration network security platforms. Our security systems and appliances use our ScreenOS operating system and applications, which allow for flexible security and network configuration to meet the needs of a wide variety of network environments. We also provide software products that are deployed in connection with our security systems and appliances. Our NetScreen-Global PRO security management system permits our end customers to enable VPN connections from personal computers for remote users and easily set security policies and monitor network security from a single management application. Using our products, enterprises and service providers can facilitate secure communication over the Internet, while accommodating sudden surges in network traffic and protecting against denial of service attacks and sophisticated intrusion attempts by hackers.

Key benefits of our security products are:

High Performance. Our products are purpose-built to maximize performance across the network. Each of our security systems and appliances uses our GigaScreen ASIC, which we believe is the fastest security ASIC in the industry and the first ASIC to combine both firewall and VPN capabilities.

Secure Operating Environment. Our security systems and appliances are based on our ScreenOS operating system and applications that were developed specifically to perform processing-intensive network security functions. ScreenOS includes a suite of applications supporting firewall, VPN, network traffic management and denial of service blocking capabilities.

Ease of Implementation and Manageability. Our security systems and appliances are hardware-based and require minimal configuration. As a result, they can be deployed quickly and cost-effectively in a network. The applications in ScreenOS implement industry standard protocols and management interfaces enabling interoperability with a broad range of third-party products.

Integrated, Cost-effective Network Security Solutions. Each of our security systems and appliances provides integrated firewall, VPN and traffic management capabilities. This integrated approach eliminates the complexity and expense of purchasing and integrating separate single-function products from multiple vendors.

Breadth of Product Offering. We offer a broad family of products that meets the needs of a wide range of customers and networks from single user environments to large-scale, carrier class network deployments and continues to address our end customers' evolving security needs as their networks expand.

Industry Leading High Performance Security Systems. Our high performance security systems can be deployed in mission-critical environments such as enterprise central sites, corporate extranets, major e-business Web sites and service provider network infrastructures and can be used to deliver managed security services. Using our high performance security systems, enterprises and service providers are able to deploy integrated VPN and firewall capabilities at up to 2 Gbps of throughput for firewall and 1 Gbps of throughput for VPN. Large numbers of VPN tunnels, sessions and policies can be added to the NetScreen-1000 and NetScreen-500, with minimal degradation in network performance.

High Reliability and Availability. Our security systems and appliances are based on highly reliable solid state hardware designs. Our security systems are based on a high availability system design that incorporates redundant power supplies and fans that are easily exchanged without turning off the system.

Products

Our product family consists of the NetScreen-1000 and NetScreen-500 security systems, the NetScreen-208, NetScreen-204, NetScreen-100, NetScreen-50, NetScreen-25, and NetScreen-5XP security appliances, the NetScreen-Global PRO and NetScreen-Global PRO Express management software, and the NetScreen-Remote VPN client software. All of our security systems and appliances are based on our custom GigaScreen ASIC and our ScreenOS operating system and applications. Our family of security systems and appliances consists of the following products:

Product	Throughput Firewall	Throughput VPN	IPSec Tunnels(1)	TCP Sessions(2)	List Price(3)
Security Systems					
NetScreen-1000	2 Gbps	1 Gbps	25,000	500,000	$65,000–$265,200
NetScreen-500	700 Mbps	250 Mbps	10,000	250,000	$25,000–$80,600
Security Appliances					
NetScreen-208	550 Mbps	200 Mbps	1,000	128,000	$14,995–$19,000
NetScreen-204	400 Mbps	200 Mbps	1,000	128,000	$9,995–$13,000
NetScreen-100	200 Mbps	200 Mbps	1,000	128,000	$9,995–$14,300
NetScreen-50	170 Mbps	50 Mbps	100	8,000	$5,995–$7,795
NetScreen-25	100 Mbps	20 Mbps	25	4,000	$3,495–$4,500
NetScreen-5XP	10 Mbps	10 Mbps	10	2,000	$495–$1,300

(1) A tunnel is an encrypted link between two devices.

(2) A session is a communication channel between two networked devices utilizing the transmission control protocol, or TCP.

(3) Price depends on configuration and customer location.

Security Systems

The NetScreen-1000 and NetScreen-500 are high performance security systems designed to provide integrated firewall, VPN and traffic management capabilities for enterprise environments and service provider network infrastructures. Each can be deployed in high bandwidth environments such as infrastructures and can be used to deliver managed security services. Our security systems allow unique security policies to be enforced for multiple virtual local area networks, or VLANs, allowing a single system to secure multiple networks. Our security systems also allow for the creation of multiple Virtual Systems, each providing a unique security domain with its own virtual firewall and VPN and dedicated management interface. These features enable service providers and enterprises to use a single security system to secure multiple networks and enable service providers to deliver cloud-based security services to multiple customers. The NetScreen-1000 supports 500 VLANs and 250 Virtual Systems. The NetScreen-500 supports 100 VLANs and 25 Virtual Systems.

Security Appliances

The NetScreen-208, NetScreen-204, NetScreen-100, NetScreen-50, NetScreen-25, and NetScreen-5XP security appliances are fixed configuration products of varying performance characteristics that offer integrated firewall, VPN and network traffic management capabilities. Our security appliances are designed to maximize security and performance while using less physical space than competing products. Our security appliances can be deployed to provide small to medium-sized businesses and enterprise remote locations with secure Internet access and communication.

Software

NetScreen-Global PRO. NetScreen-Global PRO is a centralized management application that enables enterprises and service providers to control security for large-scale networks from a single location. NetScreen-Global PRO is designed to allow for multi-customer and role-based device configuration, policy management, real-time monitoring and historical reporting of network traffic and security logs for up to 10,000 of our security systems and appliances. The list price for NetScreen-Global PRO management software and the server is between $19,995 and $205,400 depending on the number of devices to be managed and geography.

NetScreen-Global PRO Express. NetScreen-Global PRO Express is an entry level version of our management software that enables configuration, policy management and real-time monitoring for up to 100 devices. It also enables centralized policy management for NetScreen-Remote VPN client software. It is delivered as a pre-installed software application on a third-party server to simplify deployment. The list price for the NetScreen-Global PRO Express management software and the server is between $5,995 and $19,500 depending on the number of devices to be managed and geography.

NetScreen-Remote. NetScreen-Remote is a client software product that enables remote users to establish VPN connections from personal computers. The NetScreen-Remote software is based on IPSec client software licensed from SafeNet, Inc., a leading provider of VPN client software. The list price for NetScreen-Remote is up to $12.50 per license.

Services

Product Support Offerings

For our security systems and appliances and for our NetScreen-Global PRO and NetScreen-Global PRO Express products, we sell hardware maintenance, 24 hours a day, seven days a week technical support and software maintenance to our end customers. These service offerings can be purchased as a bundle to provide complete service and support for the covered product or as discrete offerings providing only hardware maintenance, technical support or software maintenance. The software maintenance provides our end customers with updates and upgrades during the period of coverage.

Professional Services and Training Offerings

To facilitate the sale, installation and usage of our security products, we provide our customers and end users with fee-based, hands-on training classes and professional services such as network design, product installation and configuration, and security assessments. These services can be sold by our resellers and can be delivered by our personnel or by authorized training and service partners.

Technology

Each of our security systems and appliances is built on a technology core that consists of our ScreenOS, which integrates a security operating system and applications, and our proprietary GigaScreen ASIC, which has been designed specifically for the unique requirements of high-performance security processing. We incorporate our Virtual Systems capability and high availability technology into the NetScreen-1000 and NetScreen-500, and incorporate our scalable multiprocessor architecture into the NetScreen-1000. We incorporate our high availability technology into the NetScreen-208, NetScreen-204 and the NetScreen-100. We have also developed scalable, centralized management software to allow our end customers to manage large numbers of security devices.

GigaScreen ASIC and Multi-bus Architecture

We have designed our GigaScreen ASIC to relieve the performance bottleneck that has been associated with both software-based security products running on general purpose computers and first generation hardware-based security appliances that are currently being deployed. Our GigaScreen ASIC provides hardware-based acceleration for firewall and VPN functions, such as IPSec, public key encryption and network address translation, which allows a network to use private internal network addresses that are translated to public network addresses to enable communication with the Internet. Hardware-based firewall acceleration functions include packet inspection and rule searching. Each GigaScreen ASIC performs data encryption using the data encryption standard, or DES, which is an industry standard encryption algorithm, at speeds of up to 1.2 Gbps, or up to 400 Mbps using 3DES, which is based on DES, but involves three passes through the encryption engine. Each GigaScreen ASIC also supports industry standard authentication algorithms, such as MD-5 and SHA-1. The NetScreen-1000, NetScreen-500, NetScreen-208, NetScreen-204 and NetScreen-100 are based on system-level designs that incorporate a GigaScreen ASIC connected to a reduced instruction set computing, or RISC, processor through a multi-bus architecture to accelerate processing-intensive security functions. This multi-bus architecture uses both the PCI-bus and a direct connection into the system memory that is used for packet and session data. In contrast with competing silicon and system designs that use the PCI-bus for all communication, our multi-bus architecture increases performance by easing the burden on the PCI-bus and freeing the central processing unit for other tasks.

ScreenOS

Our ScreenOS is a security operating system integrated with a suite of applications designed to offer high levels of security and performance that we have incorporated into all of our security systems and appliances. We have developed ScreenOS to deliver a complete suite of tightly integrated high-performance network security functions including firewall, VPN, network traffic management and denial of service blocking. ScreenOS is designed to eliminate traditional performance bottlenecks and known security flaws. It cannot be easily analyzed for vulnerabilities by hackers since the source code is not generally publicly available. In addition to providing a secure operating system and key security applications, ScreenOS delivers a robust set of technologies based on industry standard protocols designed to allow our security systems and appliances to be integrated easily into our end customer's existing networks.

To facilitate network integration, ScreenOS allows our security systems and appliances to be configured to work in one of three modes of operation, route mode, network address translation, or NAT, mode, and transparent mode. In route mode, the network is configured to have different IP networks on each interface of the security product, and our system or appliance enforces security policies as it routes traffic between different networks. In NAT mode, IP addresses on one interface can be translated into different IP addresses as the traffic traverses the device, allowing IP addresses to be hidden from outside view for increased security as well as allowing addresses to be conserved. NetScreen's transparent mode enables the security device to be integrated easily into a network without any changes to IP addressing of the network. In transparent mode, the device will not be assigned an IP address, which makes it harder for a hacker to detect or attack the security system or appliance.

ScreenOS supports a number of industry standard and specialized protocols to allow our devices to be integrated into existing networks, security environments and network management environments. ScreenOS supports and is compatible with authentication mechanisms including Radius servers, SecureID token-based authentication and digital certificates and certificate authorities from VeriSign, Inc., Entrust, Inc., Baltimore Technologies, Microsoft Corporation, NetScape Communications Corporation and RSA Security Inc. ScreenOS supports industry standard management protocols including simple network management protocol, or SNMP, syslog, telnet and an ssh-compatible secure shell, as well as proprietary management interfaces to our central management software and to NetIQ's WebTrends monitoring application.

High Availability Technology

The NetScreen-1000, NetScreen-500, NetScreen-208, NetScreen-204 and the NetScreen-100 incorporate our ScreenOS high availability capabilities, which are based on the NetScreen Redundancy Protocol, or NSRP. The NetScreen-1000 and NetScreen-500 currently support NSRP version 2, which enables a redundant pair of our security systems to be integrated into a high availability network architecture, with redundant physical connections between the systems and the adjacent network switches. Both of the systems can simultaneously process network traffic, called an active-active configuration, and can synchronize system configurations, session states and IPSec tunnel states between the systems using redundant, dedicated high availability interfaces between the two systems. This system synchronization allows a redundant system to take over network traffic processing less than one second after a system or network failure to ensure that network traffic can continue to be forwarded. The NetScreen 208, NetScreen-204 and the NetScreen-100 currently utilize NSRP version 1 to provide for synchronization of system configuration, session states and IPSec tunnel states between an active appliance and a standby appliance, called an active-passive configuration.

Virtual Systems Capability

The NetScreen-1000 and NetScreen-500 also incorporate our Screen OS Virtual Systems capability. Used in conjunction with industry standard VLAN technology, this architecture allows end customers to use a single system to create up to 250 virtual firewalls and VPNS, each able to protect a unique security domain. Each Virtual System can have its own address book, policies and management set based on the service provider's end customer requirements. As a result, our Virtual Systems capability allows Internet data center operators and service providers to deliver cloud-based managed security services to numerous individual users easily and cost-effectively.

Multiprocessor Architecture

The NetScreen-1000 is based on our scalable multiprocessor architecture and contains multiple processing cards, each based on a GigaScreen ASIC and RISC processor, which are used in parallel. This multiprocessor architecture intelligently distributes network traffic across the processing cards to scale total throughput to 2 Gbps for firewall applications and 1 Gbps for VPN applications.

Carrier Class Central Management Software

We have developed our NetScreen-Global PRO application, a carrier class central management software that enables secure, scalable monitoring of devices, network traffic and security events, and policy administration for both enterprises and service providers. This management software incorporates at three-tier system architecture for scalable network monitoring. Devices forward log information to a layer of data collector software that aggregates network traffic logs from hundreds of devices. The data collector software, in turn, forwards log information to a master controller that stores log information in an Oracle database and enables sophisticated network monitoring and reporting of security information, and interfaces into third-party management applications. Multiple customer administrators and multiple customer domains can be supported, enabling service providers to deliver managed security services to multiple customers. The architecture also enables centralized policy management of up to 10,000 security systems and appliances.

Alliances

We are establishing formal and informal commercial relationships with networking, security and application development companies to provide low cost, high performance network security solutions to our customers. Initially, we expect these alliances to verify and demonstrate the interoperability of our security products with other networking equipment and technologies. We also expect these alliances to help facilitate the introduction of new features and enhancements allowing our products to work with other security technologies such as intrusion detection systems and anti-virus and authentication products and to facilitate our products compatibility with new technologies such as voice over IP and mobile data services, specifically GPRS.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future.

PRICE RANGE OF COMMON STOCK

NetScreen's common stock is listed on the Nasdaq National Market under the symbol "NSCN." NetScreen was not publicly traded during our fiscal year 2001. Our initial public offering was on December 12, 2001.

On March 20, 2002, the closing sale price of our common stock as reported by the Nasdaq National Market was $16.30 per share. As of March 20, 2002, we had 423 stockholders of record, although we believe there are approximately 3,000 beneficial holders.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this report. The consolidated statement of operations data for the years ended September 30, 2001, 2000 and 1999, and the consolidated balance sheet data as of September 30, 2001 and 2000, have been derived from our audited consolidated financial statements appearing elsewhere in this report, which have been audited by Ernst & Young LLP, independent auditors. The consolidated statement of operations data for the period from October 30, 1997 (inception) to September 30, 1998, and the consolidated balance sheet data as of September 30, 1999 and 1998, have been derived from audited consolidated financial statements not appearing in this report. The historical results are not necessarily indicative of the operating results to be expected in the future.

	Year Ended September 30,			October 30, 1997 (Inception) to September 30,
	2001	2000	1999	1998
	(in thousands, except per share amounts)			
Consolidated Statement of Operations Data:				
Revenues:				
Product	$ 71,197	$ 23,438	$ 5,669	$ 648
Maintenance and service	14,366	3,146	202	17
Total revenues	85,563	26,584	5,871	665
Cost of revenues:				
Product*	22,128	6,578	1,538	189
Maintenance and service*	3,668	1,797	150	—
Total cost of revenues	25,796	8,375	1,688	189
Gross margin	59,767	18,209	4,183	476
Operating expenses:				
Research and development*	25,595	14,365	15,840	2,318
Sales and marketing*	54,784	27,536	6,713	1,505
General and administrative*	11,611	9,786	1,440	475
Total operating expenses	91,990	51,687	23,993	4,298
Loss from operations	(32,223)	(33,478)	(19,810)	(3,822)
Interest and other income, net	1,086	457	80	64
Loss before taxes	(31,137)	(33,021)	(19,730)	(3,758)
Provision for income taxes	(168)	—	—	—
Net loss	(31,305)	(33,021)	(19,730)	(3,758)
Deemed dividend on Series E redeemable convertible preferred stock	(2,923)	(699)	—	—
Net loss applicable to common stockholders	$(34,228)	$(33,720)	$(19,730)	$(3,758)
Basic and diluted net loss per share applicable to common stockholders	$ (2.05)	$ (2.82)	$ (2.99)	$ (1.22)
Shares used in computing basic and diluted net loss per share applicable to common stockholders	16,696	11,954	6,598	3,079
Pro forma basic and diluted net loss per share applicable to common stockholders	$ (0.70)			
Shares used in computing pro forma basic and diluted net loss per share applicable to common stockholders	49,169			
*Includes stock-based compensation of the following:				
Cost of product revenues	$ 1,405	$ 991	$ —	
Cost of maintenance and service revenues	1,210	671	—	
Research and development	6,376	4,082	75	
Sales and marketing	9,348	5,993	236	
General and administrative	704	3,003	21	
Total stock-based compensation	$ 19,043	$ 14,740	$ 332	

	September 30,			
	2001	2000	1999	1998
	(in thousands)			
Consolidated Balance Sheet Data:				
Cash, cash equivalents and short-term investments	$ 17,655	$ 31,869	$ 5,947	$ 1,463
Working capital	8,330	23,964	4,177	1,730
Total assets	50,201	48,115	10,390	3,522
Total long-term obligations, less current portion	2,663	673	580	183
Redeemable convertible preferred stock	56,542	53,629	16,497	5,679
Total net capital deficiency	(42,611)	(27,683)	(11,693)	(3,327)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this report. This report contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "intend" or "continue," the negative of these terms or other comparable terminology. These statements are only predictions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, but not limited to, those presented in "Risk Factors" and elsewhere in this report. We undertake no obligation to update publicly any forward-looking statements for any reason, except as required by law, even if new information becomes available or other events occur in the future.

Overview

We develop, market and sell a broad family of network security systems and appliances that deliver high performance, cost-effective security for enterprises and service providers. Our security systems and appliances deliver integrated firewall, virtual private network, and network traffic management capabilities in a single device using our proprietary application specific integrated circuit, referred to as GigaScreen ASIC, and proprietary security operating system and applications, referred to as ScreenOS.

Our security systems and appliances can be centrally managed with our suite of flexible management software, which enables secure, scalable monitoring of devices, network traffic and security events and policy administration for both enterprises and service providers. Our end customers are a broad range of enterprises and service providers, including established companies and large communication service providers. Our family of products enables our end customers to address their network security, VPN and traffic management needs cost-effectively across their networks.

From our inception in October 1997 through May 1998, our activities were primarily devoted to expanding our research and development capabilities, designing our ASICs, developing our ScreenOS, and developing and testing our NetScreen-100 and NetScreen-10 security appliances. We began shipping the NetScreen-100 security appliance in June 1998, the NetScreen-5 security appliance in September 1999, the NetScreen-1000 security system in May 2000, the NetScreen-500 security system in May 2001, the NetScreen-5XP security appliance, the successor to the NetScreen-5, in June 2001, and the NetScreen-50 and NetScreen-25, which replaced the NetScreen-10, in November 2001. We began shipping the NetScreen-204 and NetScreen-208 security appliances in January 2002. We began shipping NetScreen-Remote VPN client software in August 1998 and NetScreen-Global PRO management software in March 2001. We have incurred significant losses in each fiscal period and, as of September 30, 2001 we had an accumulated deficit of $91.4 million.

We derive our revenues primarily from sales of our hardware-based security systems and appliances and maintenance, and, to a lesser extent, from software products and services. Cost of product revenues consists primarily of the costs associated with manufacturing, assembling and testing our products, related overhead costs, and compensation and other costs related to manufacturing support and logistics. We rely on contract manufacturers to manufacture our hardware products. Accordingly, a significant portion of our cost of product revenues consists of payments to these contract manufacturers, which represent costs of materials plus a fair margin. Cost of maintenance and service revenues consists of customer support costs, training and professional service expenses and warranty-related costs.

Our gross margin has been and will continue to be affected by a variety of factors, including competition, the mix and average selling prices of products, maintenance and services, new product introductions and enhancements, the cost of components and manufacturing labor, fluctuations in manufacturing volumes, component shortages, and the mix of distribution channels through which our products are sold. Our gross margin will be adversely affected by price declines if we are unable to reduce costs on existing products and to continue to introduce new products with higher margins.

Research and development expenses consist primarily of salaries and related expenses for development and engineering personnel, fees paid to consultants, license fees paid to third parties and prototype costs related to the design, development, testing and enhancement of our ASICs, security systems and appliances, ScreenOS, management applications and VPN client software. We expense our research and development costs as they are incurred. Several components of our research and development effort require significant expenditures, the timing of which can cause significant quarterly variability in our expenses. We are devoting substantial resources to the continued development of new products. To meet the changing requirements of our customers, we will need to fund investments in several development projects in parallel. As a result, we expect our research and development expenses to increase in absolute dollars in the future.

Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and sales support functions and costs associated with promotional and other marketing activities. We intend to expand our sales operations substantially, both domestically and internationally, in order to increase sales of our products. In addition, we believe part of our future success will be dependent upon establishing successful relationships with a variety of additional resellers in other countries. We expect that sales and marketing expenses will increase substantially in absolute dollars as we expand our sales efforts in additional domestic and international locations, hire additional sales and marketing personnel and initiate additional marketing programs.

General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, legal and human resources personnel, professional fees and corporate expenses. We expect general and administrative expenses to increase in absolute dollars as we employ additional personnel and incur additional costs related to the growth of our business and our operation as a public company.

In connection with the granting of employee stock options that had exercise prices subsequently deemed to be below fair market value on the date of grant, we have recorded deferred stock-based compensation. Deferred stock compensation represents the difference between the deemed fair market value of our common stock for financial reporting purposes on the date of grant and the exercise price of these options. Restricted stock acquired through the exercise of unvested stock options is subject to our right to repurchase the unvested stock at the price paid, which right lapses over the vesting period of the exercised option. Deferred stock compensation is included as a reduction of stockholders' equity and is amortized over the vesting period of the applicable options or the repurchase period for the applicable restricted stock, generally four years, using the straight line vesting method. This stock-based compensation expense relates to stock options granted to individuals in all cost of revenues and operating expense categories and has been included with other expenses in those categories. As of September 30, 2001, $54.9 million of deferred stock compensation remained unamortized. In addition, we will record deferred compensation of approximately $11.2 million in connection with October and November stock option grants.

We have recorded a deemed dividend of $699,000 and $2.9 million in the years ended September 30, 2000 and 2001, respectively, to account for the cumulative dividend on the Series E preferred stock.

Critical Accounting Policies

We derive our revenues primarily from sales of our hardware-based security systems and appliances and maintenance arrangements, and, to a lesser extent, from sales of software products and services. We generally recognize revenues when persuasive evidence of an arrangement exists, delivery or customer acceptance, where applicable, has occurred, the fee is fixed or determinable, and collection is probable.

We sell to value-added resellers, distributors and end customers. We derived approximately 80% of our total revenues from value-added resellers and distributors in the year ended September 30, 2001, and 84% of our total revenues from value-added resellers and distributors in the three months ended December 31, 2001. We defer revenues on all sales to our distributors until the distributor has sold our products to its customers. Our agreements with distributors provide for limited stock rotation and price protection rights. Stock rotation rights provide distributors with the right to exchange unsold inventory for alternate products of equal or greater value. Price protection rights grant distributors the right to credit on future purchases in the event of decreases in the prices of our products. Our agreements with value-added resellers typically do not include stock rotation or price protection rights. At the time of shipment to value-added resellers, we reserve for estimated returns and exchanges. These revenue reserves are estimated and adjusted periodically based on historical rates of returns and allowances, inventory levels for value added resellers that submit inventory or sell-through reports, the volume of sales to value added resellers that we ship directly to end customers, and for sales to value added resellers that do not submit inventory or sell-through reports, accounts receivable balances, payment history and other related factors.

We defer a portion of our product revenues based on the value of maintenance arrangements included with each product sale and recognize these revenues over the applicable maintenance period. We also derive a portion of our revenues from sales of separate extended maintenance arrangements. We sell hardware maintenance, 24 hours a day, seven days a week technical support, and software maintenance to end customers. These arrangements are sold as a bundle or as discrete offerings providing only hardware maintenance, technical support or software maintenance. For bundled arrangements, revenues are allocated among the elements at the time of sale based on their relative fair values, as determined by the prices we charge when each element is sold separately (renewal rate). Revenue from maintenance arrangements is recognized over the period of the related maintenance obligation.

We have a large, diversified customer base, which includes customers located in foreign countries. We monitor the creditworthiness of our customers but have experienced losses related to our accounts receivable in the past. We record an allowance for doubtful accounts based on past history, current economic conditions and the composition of our accounts receivable aging. Actual write-offs may differ from the allowances for doubtful accounts, and this difference may have a material effect on our financial position and results of operations.

Given the volatility of the networking market, the rapid obsolescence of technology and short product life cycles, we write down inventories to net realizable value based on backlog and forecasted demand. However, backlog is subject to revisions, cancellations and rescheduling. Actual demand may differ from forecasted demand and this difference may have a material effect on our financial position and results of operations.

Our hardware products carry a one-year warranty that includes factory repair services or replacement parts as needed. We accrue estimated expenses for warranty obligations at the time products are shipped.

Results of Operations for the Years Ended September 30, 2000 and 2001

Revenues

Product Revenues. Revenues from sales of our products increased from $23.4 million in the year ended September 30, 2000 to $71.2 million in the year ended September 30, 2001. This increase was attributable to a higher volume of products shipped, expansion of our distribution channels, expansion of our product offerings to include the NetScreen-1000 and NetScreen-500, and increasing demand in our markets.

Maintenance and Service Revenues. Revenues from maintenance and services increased from $3.1 million in the year ended September 30, 2000 to $14.4 million in the year ended September 30, 2001. This increase was a result of the higher volume of products shipped and the related recognition of revenues associated with the allocated portion of product revenues attributable to maintenance and services over the applicable maintenance period.

No single customer accounted for 10% or more of our total revenues in either year. North American sales accounted for approximately 77% of our total revenues in the year ended September 30, 2000 and 52% of our total revenues in the year ended September 30, 2001.

There can be no assurance that our revenues will continue to increase in absolute dollars or at the rate at which they have grown in recent periods.

Cost of Revenues; Gross Margin

Cost of revenues including stock-based compensation increased from $8.4 million in the year ended September 30, 2000 to $25.8 million in the year ended September 30, 2001. Excluding stock-based compensation of $1.7 million and $2.6 million in the years ended September 30, 2000 and 2001, respectively, cost of revenues increased from $6.7 million in the year ended September 30, 2000 to $23.2 million in the year ended September 30, 2001. This increase, excluding stock-based compensation, was related primarily to the increase in our revenues and increases in related product costs and, to a lesser extent, to increases in costs related to increased headcount in the manufacturing support and customer support organizations. Gross margin, excluding stock-based compensation, as a percentage of total revenues was 74.7% in the year ended September 30, 2000 compared to 72.9% in the year ended September 30, 2001. The decrease in gross margin percentage, despite our significant growth in revenues, was primarily attributable to the increase in product costs and to increased revenues from lower margin products, partially offset by increased higher margin maintenance and service revenues.

Operating Expenses

Research and Development Expenses. Research and development expenses including stock-based compensation increased 78.2% from $14.4 million in the year ended September 30, 2000 to $25.6 million in the year ended September 30, 2001. Excluding stock-based compensation of $4.1 million and $6.4 million in the years ended September 30, 2000 and 2001, respectively, research and development expenses increased 86.9% from $10.3 million in the year ended September 30, 2000 to $19.2 million in the year ended September 30, 2001. These expenses, excluding stock-based compensation, represented 38.7% and 22.5% of total revenues for these periods, respectively. The dollar increase was primarily attributable to increased personnel costs, the allocated portion of increased facility expenses related to a larger facility, increased prototype expenses associated with the development of new products and increased product development efforts.

Sales and Marketing Expenses. Sales and marketing expenses including stock-based compensation increased 99.0% from $27.5 million in the year ended September 30, 2000 to $54.8 million in the year ended September 30, 2001. Excluding stock-based compensation of $6.0 million and $9.3 million in the years ended September 30, 2000 and 2001, respectively, sales and marketing expenses increased 110.9% from $21.5 million in the year ended September 30, 2000 to $45.4 million in the year ended September 30, 2001. These expenses, excluding stock-based compensation, were 81.0% and 53.1% of total revenues for these periods, respectively. The dollar increase was primarily related to the expansion of our sales and marketing organizations, including growth in our domestic and international sales forces and the associated sales office expenses. The dollar increase was also due to increased salary, commission and bonus expenses related to higher sales volumes, increased travel expenses, increased outside sales consultant fees and product demonstration unit costs. Marketing-related program costs designed to improve our market penetration also increased, mainly due to increased costs of marketing development, reseller incentive programs, advertising and trade shows. Allocated facility expenses, depreciation and amortization also increased due to our move to a larger facility and to related leasehold improvements.

General and Administrative Expenses. General and administrative expenses including stock-based compensation increased 18.6% from $9.8 million in the year ended September 30, 2000 to $11.6 million in the year ended September 30, 2001. Excluding stock-based compensation of $3.0 million and $704,000 in the years ended September 30, 2000 and 2001, respectively, general and administrative expenses increased 60.8% from $6.8 million in the year ended September 30, 2000 to $10.9 million in the year ended September 30, 2001. These expenses, excluding stock-based compensation, were 25.5% and 12.7% of total revenues for these periods, respectively. The dollar increase was primarily related to the expansion of our general and administrative organization to support additional finance, human resource, legal and other administrative activities and greater infrastructure requirements, resulting in an increase in salaries and related personnel costs, and to increased outside consulting costs, including legal, accounting and other professional services fees associated with our financial audit, information systems implementation and other consulting and, to a lesser extent, to an increased bad debt provision due to increased accounts receivable.

Stock-based Compensation. In connection with the grant of employee stock options in the year ended September 30, 2001, we recorded deferred stock compensation of $6.8 million. During the year ended September 30, 2001, we recorded stock-based compensation expense of $19.0 million. As of September 30, 2001, $54.9 million of deferred stock compensation remained unamortized. In addition, we recorded deferred compensation of approximately $13.5 million in connection with first quarter fiscal 2002 stock option grants.

Interest and Other Income, Net

Interest and other income, net, was approximately $457,000 in the year ended September 30, 2000 compared to interest and other income, net, of $1.1 million in the year ended September 30, 2001. The increase in interest and other income was primarily a result of larger cash, cash equivalent and short-term investment balances in the year ended September 30, 2001.

Provision for Income Taxes

We recorded an income tax provision of $168,000 for the year ended September 30, 2001, primarily related to income taxes currently payable on income generated in non-U.S. tax jurisdictions for which no U.S. benefit is currently recognizable. Due to operating losses and the Company's inability to recognize an income tax benefit from these losses, there is no provision for income taxes for the year ended September 30, 2000. We had net deferred tax assets of approximately $13.9 million as of September 30, 2000 and $25.3 million as of September 30, 2001. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the total deferred tax assets as of September 30, 2000 and September 30, 2001, has been established to reflect these uncertainties. Our deferred tax assets primarily relate to net operating loss carryforwards and deferred compensation. As of September 30, 2001, we had federal and state net operating loss carryforwards of approximately $16.2 million and $13.8 million, respectively. We also had federal and state research and development tax credit carryforwards of approximately $1.1 million. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2005, if not utilized. We have not recognized any benefit from these carryforwards. Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

Results of Operations for the Years Ended September 30, 1999 and 2000

Revenues

Product Revenues. Revenues from sales of our products increased from $5.7 million in the year ended September 30, 1999 to $23.4 million in the year ended September 30, 2000. This increase was attributable to a higher volume of products shipped, expansion of our distribution channels, expansion of our product offerings to include the NetScreen-1000, and increased demand in our markets.

Maintenance and Service Revenues. Revenues from maintenance and services increased from approximately $202,000 in the year ended September 30, 1999 to $3.1 million in the year ended September 30, 2000. This increase was a result of the higher volume of products shipped and the related recognition of revenues associated with the allocated portion of product revenues attributable to maintenance and services over the applicable maintenance period.

Two customers accounted for 11% and 10% of our total revenues in the year ended September 30, 1999, while no single customer accounted for 10% or more of our total revenues in the year ended September 30, 2000. North American sales accounted for approximately 65% of our total revenues in the year ended September 30, 1999 and 77% of our total revenues in the year ended September 30, 2000.

Cost of Revenues; Gross Margin

Cost of revenues including stock-based compensation increased from $1.7 million in the year ended September 30, 1999 to $8.4 million in the year ended September 30, 2000. Excluding stock-based compensation of $1.6 million in the year ended September 30, 2000, cost of revenues increased from $1.7 million in the year ended September 30, 1999 to $6.7 million in the year ended September 30, 2000. This increase, excluding stock-based compensation, was related primarily to the increase in our revenues and increases in related product costs and, to a lesser extent, to increases in costs related to increased headcount in the manufacturing support and customer support organizations and increased warranty provisions. Gross margin, excluding stock-based compensation, as a percentage of total revenues increased from 71.2% in the year ended September 30, 1999 to 74.7% in the year ended September 30, 2000. This increase in gross margin percentage was primarily attributable to decreased product costs as a percentage of total revenues due to higher purchasing volume and resulting lower product costs.

Operating Expenses

Research and Development Expenses. Research and development expenses including stock-based compensation decreased 9.3% from $15.8 million in the year ended September 30, 1999 to $14.4 million in the year ended September 30, 2000. Research and development expenses, excluding stock-based compensation of $75,000 and $4.1 million in the years ended September 30, 1999 and 2000, respectively, decreased 34.8% from $15.8 million in the year ended September 30, 1999 to $10.3 million in the year ended September 30, 2000. These expenses, excluding stock-based compensation, represented 268.5% and 38.7% of total revenues for these periods, respectively. The higher research and development expenses in the year ended September 30, 1999 were due to approximately $7.3 million of compensation-related charges resulting from the accelerated vesting of stock options to one of our co-founders and approximately $3.7 million of compensation relating to stock options issued to consultants. Salary and related costs for engineering and development personnel excluding these two items increased from the year ended September 30, 1999 to the year ended September 30, 2000. Additionally, prototype expenses associated with the development of new products and ongoing support of current and future product development efforts increased from the year ended September 30, 1999 to the year ended September 30, 2000.

Sales and Marketing Expenses. Sales and marketing expenses including stock-based compensation increased 310.2% from $6.7 million in the year ended September 30, 1999 to $27.5 million in the year ended September 30, 2000. Sales and marketing expenses, excluding stock-based compensation of $236,000 and $6.0 million in the years ended September 30, 1999 and 2000, respectively, increased 232.6% from $6.5 million in the year ended September 30, 1999 to $21.5 million in the year ended September 30, 2000. These expenses, excluding stock-based compensation, were 110.3% and 81.0% of total revenues for these periods, respectively. The dollar increase was primarily related to the expansion of our sales and marketing organizations, including growth in our domestic and international sales forces, increased outside sales consultant fees, increased salary, commission and bonus expenses related to higher sales volumes, and increased travel expenses. Marketing-related program costs designed to improve our market penetration also increased, mainly due to increased costs of advertising, the development of our corporate Web site and trade shows.

General and Administrative Expenses. General and administrative expenses including stock-based compensation expenses increased 579.6% from $1.4 million in the year ended September 30, 1999 to $9.8 million in the year ended September 30, 2000. Excluding stock-based compensation of $21,000 and $3.0 million in the years ended September 30, 1999 and 2000, respectively, general and administrative expenses increased 378.0% from $1.4 million in the year ended September 30, 1999 to $6.8 million in the year ended September 30, 2000. These expenses, excluding stock-based compensation, were 24.2% and 25.5% of total revenues for these periods, respectively. The dollar increase was related primarily to an increased bad debt provision due to increased accounts receivable and, to a lesser extent, to outside consulting costs, including legal, accounting and other professional services fees associated with a potential merger that was terminated in June 2000 and other activities. Also, the headcount in the general and administrative organization increased from period to period to support additional finance, human resource, legal and other administrative activities and infrastructure requirements, resulting in an increase in salaries and related personnel costs.

Stock-based Compensation. In connection with the grant of employee stock options in the year ended September 30, 2000, we recorded deferred stock compensation of approximately $101.1 million. Stock-based compensation expense was $14.7 million in the year ended September 30, 2000.

Interest and Other Income, Net

Interest and other income, net increased from approximately $80,000 in the year ended September 30, 1999 to approximately $457,000 in the year ended September 30, 2000, primarily as a result of greater cash, cash equivalents and short-term investment balances in the year ended September 30, 2000.

Provision for Income Taxes

We recorded no tax provision in the year ended September 30, 1999 or the year ended September 30, 2000 because we incurred net losses in both periods.

Liquidity and Capital Resources

We have funded our operations through September 30, 2001 primarily through the private sale of convertible preferred stock in the net amount of $52.9 million.

Net cash used in operating activities for the years ended September 30, 2000 and 2001 was $10.0 million and $6.9 million, respectively. The net cash used in operating activities for both periods was primarily the result of our net loss before stock-based compensation and increases in accounts receivable due to higher revenues.

Net cash used in investing activities for the years ended September 30, 2000 and 2001 was $7.5 million and $6.0 million, respectively. The cash used in investing activities was primarily the result of purchases of computer equipment and computer software and net purchases of short-term investments.

Net cash provided by financing activities for the year ended September 30, 2000 was $37.6 million, primarily from the sale of convertible preferred stock. Net cash used in financing activities for the year ended September 30, 2001 was approximately $1.8 million, primarily due to the increase in restricted cash partially offset by net proceeds from borrowing arrangements.

As of September 30, 2001, our principal source of liquidity was $17.7 million of cash, cash equivalents and short-term investments. In addition, we had $3.2 million remaining available under our equipment financing arrangements, all of which terminated by November 30, 2001. At that date, we had future minimum lease payments under noncancelable operating leases of $4.9 million and long-term debt obligations, including the current portion, of $4.2 million. At September 30, 2001, we had no material commitments for capital expenditures, but we expect to spend over $5.6 million on capital expenditures during the next 12 months.

In October 1998, we issued a secured promissory note for approximately $482,000 that bears interest at 7.25% per annum. The note does not require us to meet any financial covenants. The note is due in May 2002 and is secured by our assets. The loan is payable in equal monthly installments of principal and interest of approximately $13,000. All interest accumulated under the loan had been paid as of September 30, 2001. As of September 30, 2001, the amount outstanding under the loan was $166,000.

In October 1998, we entered into a $318,000 (later adjusted to $404,000) equipment leasing arrangement with the same lender. During the year ended September 30, 2000, we expanded the equipment leasing arrangement by an additional $500,000. As of September 30, 2001, there was no availability for future purchases of equipment under this leasing arrangement.

In February 2001, we entered into an equipment leasing arrangement of $514,000. The lease is payable in monthly installments of principal and interest of approximately $15,000 through February 2004.

In April 2001, we entered into a loan and security agreement for $3.5 million. Under the agreement, we could borrow amounts to finance eligible equipment purchases. The lender has a security interest in the equipment. Borrowings under the agreement bear interest at the U.S. Treasury note rate for notes with a three-year maturity plus 3.75% and are payable in equal monthly installments over a three-year term. A final payment equal to 9% of the amount borrowed, due at the end of the three-year term, has been treated as an additional finance charge and is being amortized over the term of the loan. We are not required to meet any financial covenants. The commitment terminated on November 30, 2001. As of September 30, 2001, we had borrowed $2.0 million at an annual interest rate of 8.2% under this agreement.

In August 2001, we entered into a loan and security agreement for $3.0 million. Under the agreement, we could borrow amounts to finance eligible equipment purchases. The lender has a security interest in the equipment. Borrowings under the agreement bear interest at the U.S. Treasury note rate for notes with a three-year maturity plus 9.5% and are payable in equal monthly installments over terms ranging from 33 to 36 months. We are required to maintain an unrestricted cash balance of $11.0 million while borrowings are outstanding under the agreement. The commitment terminated on November 30, 2001. As of September 30, 2001, we had borrowed $1.3 million at an annual interest rate of 13.8% under this arrangement.

Equipment acquired under these arrangements has been included in Property and Equipment on the accompanying balance sheet.

Future principal payments under debt and capital lease obligations are as follows (in thousands):

Year ending September 30:	
2002	$1,511
2003	1,504
2004	1,159
Total future minimum payments	$4,174

We lease our office facilities under noncancelable operating leases expiring at various dates through May 2003.

In August 2000, we entered into a lease for approximately 51,000 square feet of office space in Sunnyvale, California, which commenced on January 21, 2001 and will terminate on February 14, 2003. The related cost of the lease is approximately $270,000 per month. The lease is secured by a $4.6 million standby letter of credit as of September 30, 2001.

We have entered into several facilities leases for foreign sales offices. The leases expire at various dates through May 2003. The related cost of the leases is approximately $47,000 per month.

Future minimum lease payments under noncancelable operating leases at September 30, 2001 were as follows *(in thousands)*:

Year ending September 30:	
2002	$3,612
2003	1,269
Total minimum payments	$4,881

Flash Electronics, Inc. manufactures, assembles and tests the NetScreen-208, NetScreen-204, NetScreen-100, NetScreen-50 and NetScreen-25 products. C-MAC Industries, Inc., manufactures, assembles and tests the NetScreen-1000, NetScreen-500 and NetScreen-5XP products. We purchase from these manufactures on a purchase order basis, and do not have long-term supply contracts. We are obligated to pay for costs of material plus a fair material margin. At September 30, 2001, we had noncancellable purchase orders of $3.2 million to Flash Electronics, Inc. and C-MAC Industries, Inc.

In October 2001, we issued 5,762,502 shares of Series F preferred stock at a price of $5.21 per share for a total purchase price of approximately $30.0 million. The fair value of the shares at the time of issuance was estimated to be approximately $10.00 per share. The difference between the fair value of $10.00 per share and the issue price of $5.21 per share was accounted for as a deemed dividend totaling approximately $27.6 million in the quarter ending December 31, 2001.

In December 2001, we completed the sale of a total of 11,500,000 shares of common stock, including the underwriters' over-allotment option, in an initial public offering at a price of $16.00 per share. A total of $184.0 million in gross proceeds was raised from these transactions. After deducting the underwriting discount of approximately $12.9 million and approximately $2.3 million of offering expenses, net proceeds were $168.8 million.

We currently anticipate that our cash, cash equivalents and short-term investment balances of $220.5 million at December 31, 2001 will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, we may need to raise additional funds sooner to fund more rapid expansion, to develop new or enhance existing products or services, to respond to competitive pressures or to acquire complementary businesses, products or technologies.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 141, "Business Combination", or SFAS 141. SFAS 141 establishes new standards for accounting and reporting for business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. We adopted this statement during the first quarter of fiscal 2002 and do not believe that SFAS 141 will have a material effect on our operating results of financial position.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets, or SFAS 142, which supersedes APB Opinion No. 17, "Intangible Assets." SFAS 142 establishes new standards for goodwill, including the elimination of goodwill amortization, which is to be replaced with methods of periodically evaluating goodwill for impairment. We adopted this statement during the first quarter of fiscal 2002 and do not believe that SFAS 142 will have a material effect on our operating results or financial position.

RISK FACTORS

If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly.

Downturns in the Internet infrastructure, network security and related markets may decrease our revenues and margins.

The market for our products depends on economic conditions affecting the broader Internet infrastructure, network security and related markets. Downturns in these markets may cause enterprises and service providers to delay or cancel security projects, reduce their overall or security-specific information technology budgets or reduce or cancel orders for our products. In this environment, customers may experience financial difficulty, cease operations or fail to budget for the purchase of our products. This, in turn, may lead to longer sales cycles, delays in payment and collection, and price pressures, causing us to realize lower revenues and margins. In particular, capital spending in the information technology sector has decreased in the past 12 months, and many of our customers and potential customers have experienced declines in their revenues and operations. In addition, the terrorist acts of September 11, 2001 have created an uncertain economic environment and we cannot predict the impact of these events, any future terrorist acts or any related military action, on our customers or business. We believe that, in light of these events, some businesses may curtail or eliminate capital spending on information technology. If capital spending in our markets declines, it may be necessary for us to gain significant market share from our competitors in order to achieve our financial goals and achieve profitability.

Competition may decrease our revenues, market share and gross margins.

The market for network security products is highly competitive, and we expect competition to intensify in the future. Competitors may introduce new competitive products for the same markets currently served by our products. These products may have better performance, lower prices and broader acceptance than our products. Competition may reduce the overall market for our products.

Current and potential competitors in our market include the following, all of which sell worldwide or have a presence in most of the major geographical markets for their products:

- firewall and VPN software vendors such as Check Point Software Technologies Ltd. and Symantec Corporation;
- network equipment manufacturers such as Cisco Systems, Inc., Lucent Technologies Inc., Nokia Corporation and Nortel Networks Corporation;
- security appliance suppliers such as SonicWALL, Inc. and WatchGuard Technologies, Inc.;
- computer and network component manufacturers; and
- low cost Internet hardware suppliers with products that include network security functionality.

Many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. In addition, some of our competitors currently combine their products with other companies' networking and security products to compete with our products. These competitors also often combine their sales and marketing efforts to compete with our products. This competition may result in reduced prices and longer sales cycles for our products. If any of our larger competitors were to commit greater technical, sales, marketing and other resources to our markets, our ability to compete would be adversely affected.

We anticipate continued losses and may not achieve profitability.

We have incurred significant losses since our inception in October 1997. As of September 30, 2001, we had an accumulated deficit of $91.4 million. We expect to continue to incur losses for the foreseeable future. We had net losses applicable to common stockholders of $34.2 million for the year ended September 30, 2001, $33.7 million for the year ended September 30, 2000 and $19.7 million for the year ended September 30, 1999. We have large fixed expenses, and we expect to continue to incur significant and increasing sales and marketing, research and development and administrative expenses. As a result, we will need to generate significantly higher total revenues to achieve profitability. Revenue growth depends on many factors, including those described elsewhere in these "Risk Factors." Our revenues may not grow, and we may never achieve profitability. A failure to achieve profitability or a delay in any anticipated timing to achieve profitability could cause our stock price to decline.

The long sales and implementation cycles for our products may cause revenues and operating results to vary significantly.

An end customer's decision to purchase our products often involves a significant commitment of its resources and a lengthy evaluation and product qualification process. Throughout the sales cycle, we often spend considerable time educating and providing information to prospective customers regarding the use and benefits of our products. Budget constraints and the need for multiple approvals within enterprises and service providers may also delay the purchase decision. Failure to obtain the required approval for a particular project or purchase decision may delay the purchase of our products. As a result, the sales cycle for our security systems is typically 60 to 90 days. Additionally, our network security systems are designed for the enterprise and service provider markets that require us to maintain a sophisticated sales force, engage in extensive negotiations, and provide high level engineering support to complete sales. We have been selling our security systems for only a short period of time. We have limited experience selling into the enterprise and service provider markets and in achieving end customer adoption of our security systems. If our security systems are not successful with these end customers, our operating results will be below our expectations and the expectations of investors and market analysts, which would likely cause the price of our common stock to decline.

Even after making the decision to purchase our products, our end customers may not deploy our products broadly within their networks. The timing of implementation can vary widely and depends on the skill set of the end customer, the size of the network deployment, the complexity of the end customer's network environment and the degree of hardware and software configuration necessary to deploy our products. End customers with large networks usually expand their networks in large increments on a periodic basis. Large deployments and purchases of our security systems also require a significant outlay of capital from end customers.

The unpredictability of our quarterly results may cause the trading price of our common stock to decline.

Our quarterly revenues and operating results have varied in the past and will likely continue to vary in the future due to a number of factors, many of which are outside of our control. Any of these factors could cause our stock price to decline. The primary factors that may affect revenues and operating results include the following:

- the demand for our products;
- the length of our sales cycle;
- the timing of recognizing revenues;
- new product introductions by us or our competitors;
- changes in our pricing policies or the pricing policies of our competitors;
- our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer requirements;

- our ability to obtain sufficient supplies of sole or limited source components, including application specific integrated circuits, or ASICs, and power supplies, for our products;
- variations in the prices of the components we purchase;
- our ability to attain and maintain production volumes and quality levels for our products at reasonable prices at our third-party manufacturers, and;
- our ability to manage our customer base and credit risk and to collect our accounts receivable.

Our operating expenses are largely based on anticipated revenues and a high percentage of our expenses are, and will continue to be, fixed in the short term. As a result, lower than anticipated revenues for any reason could cause significant variations in our operating results from quarter to quarter and, because of our rapidly growing operating expenses, could result in substantial operating losses.

Due to the factors summarized above, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Also, it is likely that, in some future quarters, our operating results will be below the expectations of public market analysts and investors. In this event, the price of our common stock would likely decline.

If we fail to develop or maintain relationships with distribution partners, or if our distribution partners are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer.

We derived approximately 80% of our total revenues from value-added resellers and distributors in the year ended September 30, 2001. In addition, on December 17, 2001, we entered into a non-exclusive North American Distribution Agreement with Ingram Micro Inc. under which Ingram will distribute a subset of NetScreen's product line to selected resellers approved and authorized by NetScreen, including value added resellers that previously maintained a direct relationship with us.

We expect our revenues to continue to depend in large part on the performance of these third-party distributors and resellers. We have no long-term contracts or minimum purchase commitments with any of our value-added resellers and distributors. In addition, our value-added resellers and distributors may be unsuccessful selling our products and services, may sell products and services that are competitive with ours, may devote more resources to competitive products and may cease selling our products and services altogether. In addition, we may lose value added resellers as a result of the introduction of Ingram Micro Inc. The loss of or reduction in sales to our value-added resellers or distributors could materially reduce our revenues. If we fail to develop and maintain additional relationships with these distribution partners, or if these partners are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer.

We may experience issues with our financial controls and operations that could harm our financial condition and results of operations.

Our ability to sell our products and implement our business plan successfully in a volatile and growing market requires effective management systems and a system of financial processes and controls. Growth is likely to place a considerable strain on our systems, processes and controls. In connection with our year 2000 audit, weaknesses were identified in our ability to produce accurate financial statements on a timely basis. Deficiencies in our infrastructure and our finance personnel adversely affected our ability to record, process and report financial data on a timely basis. These deficiencies also impaired our ability to apply revenue recognition policies consistently, to balance and analyze our accounts receivable, and to track data relating to distributor and value-added reseller sales and ending inventory levels on a timely basis. We believe that we have addressed all of these issues. We have improved our infrastructure, personnel, processes and controls to allow us to produce accurate financial statements on a timely basis. Our anticipated growth in future operations will continue to place a strain on our management systems, controls and resources. To address these issues, we will need to continue to improve our financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force worldwide. If we are unable to maintain an adequate level of financial processes and controls, we may not be able to accurately report our financial performance on a timely basis and our business and stock price would be harmed.

Our limited operating history makes it difficult to evaluate our business and prospects.

As a result of our limited operating history, we have little meaningful historical financial data upon which to plan operating expenses or forecast our revenues accurately. Specifically, we began operations in October 1997, and we began shipping the NetScreen-100 and NetScreen-10 in June 1998, the NetScreen-5 in September 1999, the NetScreen-1000 in May 2000, the NetScreen-500 in May 2001, the NetScreen-5XP, the successor to the NetScreen-5, in June 2001, and the NetScreen-50 and NetScreen-25, which replaced the NetScreen-10, in November 2001. We began shipping the NetScreen-204 and NetScreen-208 security appliances in January 2002. We began shipping NetScreen-Remote VPN client software in August 1998, NetScreen-Global Manager management software in September 1999, NetScreen-Global PRO management software in March 2001 and NetScreen-Global PRO Express management software in November 2001. The revenue and income potential of our products and business is unproven, and the markets that we are addressing are volatile. If our products are not successful, our operating results would be below our expectations and the expectations of investors and market analysts, which would likely cause the price of our common stock to decline.

If we fail to address evolving standards in the network security industry, our business could be harmed.

The market for network security products is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. In developing and introducing our products, we have made, and will continue to make, assumptions with respect to which features, security standards and performance criteria will be required by our customers. If we implement features, security standards and performance criteria that are different from those required by our customers, market acceptance of our products may be significantly reduced or delayed and our business would be seriously harmed. In this environment, we may have difficulty selling one or more of our products, which could lead to reduced market share and lower revenues. In addition, the introduction of products embodying new technologies could render our existing products obsolete, which would have a direct, adverse effect on our market share and revenues.

Failure to develop or introduce new products or product enhancements might cause our revenues to decline.

We expect to introduce new products and enhancements in the future to address current and evolving customer requirements. We also expect to develop products with strategic partners and incorporate third-party advanced security capabilities into our products. We may not be able to develop new products or product enhancements in a timely manner, or at all. Any failure to develop or introduce these new products and product enhancements might cause our products to be less competitive and our revenues to decline. In addition, our assumptions about customer requirements may be wrong. Even if we are able to develop and introduce new products and enhancements, these products or enhancements may not achieve widespread market acceptance. Any failure of our future products or product enhancements to achieve market acceptance could cause our revenues to decline.

We derive a substantial portion of our revenues from international customers, and our failure to address the difficulties associated with marketing, selling and supporting our products outside the United States could cause our sales to decline.

We have established subsidiaries in Hong Kong, Japan, Korea, Singapore and the United Kingdom, representative offices in Australia and China and a registered branch in France to market, sell and service our products. We intend to expand substantially our existing international operations and to enter new international markets. This expansion will require significant management attention and financial resources. We currently have limited experience in marketing and distributing our products internationally and in developing versions of our products that comply with local standards.

We may not be able to maintain or increase international market demand for our products. In addition, international operations are subject to other inherent risks, including:

- potential foreign government regulation of our technology or unexpected changes in regulatory requirements;
- greater difficulty and delays in accounts receivable collection;
- difficulties and costs of staffing and managing foreign operations;
- reduced protection for intellectual property rights in some countries;
- currency fluctuations; and
- potentially adverse tax consequences.

Revenues from outside of North America were 48% of our total revenues for the year ended September 30, 2001, 23% of our total revenues for the year ended September 30, 2000 and 35% of our total revenues for the year ended September 30, 1999. We expect revenues from outside of North America will continue to represent a substantial portion of our total revenues for the foreseeable future. To the extent we are unable to favorably renew our distributor and value-added reseller agreements or make alternative arrangements, revenues from our international operations may decrease.

Our international sales are currently denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less price competitive in international markets. In the future, we may elect to invoice some of our international customers in local currency, which could subject us to fluctuations in exchange rates between the U.S. dollar and the local currency.

Our reliance on third parties to manufacture, assemble and test our products could cause a delay in our ability to fill orders, which might cause us to lose sales.

Flash Electronics, Inc. manufactures, assembles and tests the NetScreen-100, NetScreen-50, NetScreen-25, NetScreen-204 and NetScreen-208 products at its Fremont, California facility. C-MAC Industries, Inc. manufactures, assembles and tests the NetScreen-1000, NetScreen-500 and NetScreen-5XP products at its San Jose, California facility. We currently do not have a long-term supply contract with either Flash Electronics or C-MAC Industries, and we purchase from these manufacturers on a purchase order basis. If we should fail to manage our relationship with Flash Electronics or C-MAC Industries effectively, or if either of these manufacturers experiences delays, disruptions or quality control problems in its manufacturing operations, our ability to ship products to our customers could be delayed.

The absence of dedicated capacity with Flash Electronics and C-MAC Industries means that, with little or no notice, they could refuse to continue manufacturing some or all of our products. Qualifying a new contract manufacturer and commencing volume production is expensive and time-consuming. If we are required or choose to change contract manufacturers, we would lose revenues and damage our customer relationships. C-MAC Industries was acquired by Solectron Corporation in December 2001. Failure to work efficiently and effectively with the combined company following the acquisition would have an adverse effect on revenues and damage our customer relationships.

Our proprietary GigaScreen ASIC, which is key to the functionality of our hardware-based products, is fabricated by foundries operated by Toshiba America Electronic Components, Inc. We have no long-term contract with Toshiba and purchase our ASICs on a purchase order basis. If Toshiba materially delays its supply of ASICs to us, or requires us to find an alternate supplier and we are not able to do so on a timely and reasonable basis, our business would be harmed.

Our reliance on third-party manufacturers also exposes us to the following risks outside our control:

- unexpected increases in manufacturing and repair costs;
- interruptions in shipments if one of our manufacturers is unable to complete production;
- inability to control quality of finished products;
- inability to control delivery schedules;
- unpredictability of manufacturing yields;
- financial strength to meet procurement and manufacturing needs; and
- potential lack of adequate capacity to provide all or a part of the services we require.

Our reliance on single or limited sources for key components may inhibit our ability to deliver products to our customers, which would negatively impact present and future sales.

We currently purchase several key components, including semiconductors, from single or limited sources. We carry very little inventory of some of our products and product components, and we rely on our suppliers to deliver necessary components to our contract manufacturers in a timely manner based on forecasts we provide. Some of the semiconductors we require are very complex, and we may not be able to develop an alternate source in a timely manner, which could hurt our ability to deliver our products to our customers. We also purchase power supplies from a single source and purchase other custom components from other sole or limited sources. If we are unable to buy these components on a timely basis, we will not be able to deliver products to our customers, which would negatively impact present and future revenues and, in turn, seriously harm our business.

At various times, some of the key components for our products, such as flash memory, have been in short supply. Delays in receiving components would harm our ability to deliver our products on a timely basis. In addition, because we rely on purchase orders rather than long-term contracts with our suppliers, we cannot predict with certainty our ability to procure components in the longer term. If we receive a smaller allocation of components than is necessary to manufacture products in quantities sufficient to meet customer demand, customers could choose to purchase competing products.

We depend on our key personnel to manage our business effectively in a rapidly changing market, and if we are unable to hire additional personnel or retain existing personnel, our ability to execute our business strategy would be impaired.

Our future success depends upon the continued services of our executive officers, including in particular Robert D. Thomas, Feng Deng and Yan Ke, and other key engineering, sales, marketing and support personnel. None of our officers or key employees is bound by an employment agreement for any specific term, and no one is constrained from terminating his or her employment relationship with us at any time. In addition, since a number of our long-standing employees have most of their stock options or restricted stock vested, their economic incentive to remain in our employ may be diminished. Further, we do not have key person life insurance policies covering any of our employees. We also intend to hire a significant number of engineering, sales, marketing and support personnel in the future, and we believe our success depends, in large part, upon our ability to attract and retain these key employees. Competition for personnel is intense, especially in the San Francisco Bay Area. In particular, we have experienced difficulty in hiring qualified ASIC, software, system and test, and customer support engineers, and we may not be successful in attracting and retaining these individuals. The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, could delay the development and introduction of, and negatively impact our ability to sell, our products.

A breach of network security could harm public perception of our products, which could cause us to lose revenues.

If an actual or perceived breach of network security occurs in one of our end customer's security systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. This could cause us to lose current and potential end customers or cause us to lose current and potential value-added resellers and distributors. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques.

Because we are in the business of providing network security, our own networks may be more likely to become a target of hacker attacks. If attacks on our internal networks are successful, public perception of our products would be harmed.

Undetected product errors or defects could result in loss of revenues, delayed market acceptance and claims against us.

We offer a warranty on all of our products, allowing the end customer to have any defective unit repaired, or to receive a replacement product for it. Our products may contain undetected errors or defects. If there is a product failure, we may have to replace all affected products without being able to record revenue for the replacement units, or we may have to refund the purchase price for the defective units. Some errors are discovered only after a product has been installed and used by end customers. Any errors discovered after commercial release could result in loss of revenues and claims against us.

If we are unable to fix errors or other problems that later are identified after full deployment, in addition to the consequence described above, we could experience:

- failure to achieve market acceptance;
- loss of customers;
- loss of or delay in revenues and loss of market share;
- diversion of development resources;
- increased service and warranty costs;
- legal actions by our customers; and
- increased insurance costs.

If our products do not interoperate with our end customers' networks, installations would be delayed or cancelled, which could significantly reduce our revenues.

Our products are designed to interface with our end customers' existing networks, each of which has different specifications and utilizes multiple protocol standards. Many of our end customers' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with all of the products within these networks as well as with future products that might be added to these networks in order to meet our end customers' requirements. If we find errors in the existing software used in our end customers' networks, we may elect to modify our software to fix or overcome these errors so that our products will interoperate and scale with their existing software and hardware. If our products do not interoperate with those within our end customers' networks, installations could be delayed or orders for our products could be cancelled, which could significantly reduce our revenues.

If we fail to predict our manufacturing requirements accurately, we could incur additional costs or experience manufacturing delays, which could reduce our gross margins or cause us to lose sales.

Because we currently do not have long-term supply contracts with our contract manufacturers, they are not obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be provided in a particular purchase order. We provide forecasts of our demand to our contract manufacturers up to six months prior to scheduled delivery of products to our customers. If we overestimate our requirements, our contract manufacturers may have excess inventory, which would increase our costs. If we underestimate our requirements, our contract manufacturers may have an inadequate component inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. We may also experience shortages of components from time to time, which also could delay the manufacturing of our products.

We might have to defend lawsuits or pay damages in connection with any alleged or actual failure of our products and services.

Because our products and services provide and monitor network security and may protect valuable information, we could face claims for product liability, tort or breach of warranty. Anyone who circumvents our security measures could misappropriate the confidential information or other property of end customers using our products or interrupt their operations. If that happens, affected end customers or others may sue us. In addition, we may face liability for breaches caused by faulty installation of our products by our service and support organizations. Provisions in our contracts relating to warranty disclaimers and liability limitations may be unenforceable. Some courts, for example, have found contractual limitations of liability in standard computer and software contracts to be unenforceable in some circumstances. Defending a lawsuit, regardless of its merit, could be costly and could divert management attention. Our business liability insurance coverage may be inadequate or future coverage may be unavailable on acceptable terms or at all. Our business liability insurance has no specific provisions for product liability for network security breaches.

If we fail to protect our intellectual property rights, end customers or potential competitors might be able to use our technologies to develop their own solutions, which could weaken our competitive position or reduce our revenues.

We rely and plan to continue to rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality agreements with our employees, consultants and corporate partners, and control the use, access to and distribution of our software, documentation and other proprietary information. Unauthorized parties may attempt to copy or otherwise to obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and the steps we have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We could become subject to litigation regarding intellectual property rights that could be costly and result in the loss of significant rights.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We may become a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of another party's intellectual property. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

- stop or delay selling, incorporating or using products that use the challenged intellectual property;

- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license might not be available on reasonable terms or at all; or
- redesign the products that use that technology.

If we are forced to take any of these actions, our business might be seriously harmed. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that could be imposed.

The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could seriously harm our business, financial condition and results of operations.

From time to time, we may be required to license technology from third parties to develop new products or product enhancements. Third-party licenses may not be available to us on commercially reasonable terms or at all. The inability to obtain any third-party license required to develop new products or product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could seriously harm our business, financial condition and results of operations.

We will record substantial expenses related to our issuance of stock options that will have a material negative impact on our financial condition and results of operations.

We have granted stock options under our stock option plan since November 1997. We are required to recognize, as a reduction of stockholders' equity, deferred stock compensation equal to the difference between the deemed fair market value of our common stock for financial reporting purposes and the exercise price of these options at the date of grant. This deferred compensation is amortized over the vesting period of the applicable options, generally four years, using the straight line vesting method. At September 30, 2001, approximately $54.9 million of deferred stock compensation related to employee stock options remained unamortized. The resulting amortization expense will have a material negative impact on our results of operations in future periods.

Governmental regulations affecting the import or export of products could negatively affect our revenues.

Governmental regulation of imports or exports or failure to obtain required export approval of our encryption technologies could harm our international and domestic sales. The United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies, especially encryption technology. In addition, from time to time, governmental agencies have proposed additional regulation of encryption technology, such as requiring the escrow and governmental recovery of private encryption keys.

In particular, in light of recent terrorist activity, governments could enact additional regulation or restrictions on the use, import or export of encryption technology. Additional regulation of encryption technology could delay or prevent the acceptance and use of encryption products and public networks for secure communications. This might decrease demand for our products and services. In addition, some foreign competitors are subject to less stringent controls on exporting their encryption technologies. As a result, they may be able to compete more effectively than we can in the domestic and international network security market.

Earthquakes, other natural disasters and power shortages may damage our facilities or the facilities of third parties on which we depend.

Our corporate headquarters and our key third-party manufacturers are located in Northern California near major earthquake faults that have experienced earthquakes in the past. An earthquake or other natural disaster near our headquarters or near one or more of the facilities of third parties upon which we rely could disrupt our operations or the operations of those parties. Additionally, the loss of electric power, such as the temporary loss of power caused by power shortages in the grid servicing of our facilities or the facilities of these third parties in Northern California, could disrupt operations or impair critical systems. None of these disruptions would be covered by insurance, so the supply of our products could be limited, our business could be hampered and our financial condition and results of operations could be harmed.

The price of our common stock is likely to be volatile.

The market prices of the securities of technology-related companies have been extremely volatile. Thus, the market price of our common stock is likely to be subject to wide fluctuations. If our revenues do not grow or grow more slowly than we anticipate, if operating or capital expenditures exceed our expectations and cannot be reduced appropriately, or if some other event adversely affects us, the market price of our common stock could decline. In addition, if the market for technology-related stocks or the stock market in general experiences a continued or greater loss in investor confidence or otherwise fails, the market price of our common stock could decline for reasons unrelated to our business, results of operations and financial condition. The market price of our stock also might decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. General political or economic conditions, such as a recession or interest rate or currency rate fluctuations, could also cause the market price of our common stock to decline.

The concentration of our capital stock ownership with insiders is likely to limit ability of other stockholders to influence corporate matters.

Our executive officers, our directors, our current greater than 5% stockholders and entities affiliated with any of them together beneficially own a majority of our outstanding common stock. As a result, these stockholders are be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership might also have the effect of delaying or preventing a change in our control that might be viewed as beneficial by other stockholders.

Management could invest or spend the proceeds from our initial public offering in ways that might not enhance our results of operations or market share.

We have made no specific allocations of the net proceeds from our initial public offering. Consequently, management will retain a significant amount of discretion over the application of these proceeds and could spend the proceeds in ways that do not improve our operating results or increase our market share. In addition, these proceeds may not be invested to yield a favorable rate of return.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or are perceived to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline. As of December 31, 2001, there were 73,626,139 shares of common stock outstanding. Of these shares, only 11,500,000 shares of common stock sold in our initial public offering are currently freely tradable, without restriction, in the public market. After the lockup agreements pertaining to our initial public offering expire 180 days from the date of our final prospectus, an additional 56,363,637 shares will be eligible for sale in the public market, 35,004,435 of which are held by directors, executive officers and other affiliates, and are subject to volume limitations under Rule 144 of the Securities Act and various vesting agreements. In addition, the 10,714,696 shares subject to outstanding options and warrants and the 21,570,625 shares reserved for future issuance under our stock option and purchase plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. Goldman Sachs & Co., the lead manager of our initial public offering, may also, in its sole discretion, permit our officers, directors and current stockholders to sell shares prior to the expiration of the lock-up agreements.

Provisions in our charter documents might deter a company from acquiring us, which could inhibit a stockholder from receiving an acquisition premium for their shares.

We have adopted a classified board of directors. Our board is divided into three classes that serve staggered three-year terms. Only one class of directors will be elected each year, while the directors in the other classes will continue on our board for the remainder of their terms. This classification of our board could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, control of NetScreen since it would make it more difficult and time-consuming to replace our then current directors. In addition, our stockholders are unable to call special meetings of stockholders, to act by written consent, to remove any director or the entire board of directors without a supermajority vote or to fill any vacancy on our board of directors. Our stockholders must also meet advance notice requirements for stockholder proposals. Our board may also issue preferred stock without any vote or further action by the stockholders. These provisions and other provisions under Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders.

Qualitative and Quantitative Disclosure about Market Risk

We develop products in the United States and sell them worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since our sales are currently priced in U.S. dollars and are translated to local currency amounts, a strengthening of the dollar could make our products less competitive in foreign markets.

As of September 30, 2001, our investment portfolio consisted of money market funds, corporate-backed debt obligations, municipal bonds and U.S. government discount notes, generally due within one year. We place investments with high quality issuers and limit the amount of credit exposure to any one issuer. These securities are subject to interest rate risks. Based on our portfolio content and our ability to hold investments to maturity, we believe that, if a significant change in interest rates were to occur, it would not have a material effect on our financial condition, although there can be no assurance of this.

SUPPLEMENTARY DATA

The following tables set forth unaudited quarterly supplementary data for each of the years in the two-year period ended September 30, 2001 (in thousands, except per share amounts):

	Quarter Ended			
	December 31	March 31	June 30	September 30
Fiscal 2001				
Total revenues	$17,156	$19,068	$23,003	$ 26,336
Gross margin	11,949	13,219	16,030	18,569
Loss from operations	(8,299)	(8,598)	(8,999)	(6,327)
Net loss	(7,800)	(8,247)	(8,820)	(6,438)
Deemed dividend on Series E redeemable convertible preferred stock	(731)	(731)	(730)	(731)
Net loss applicable to common stockholders	(8,531)	(8,978)	(9,550)	(7,169)
Basic and diluted net loss per share applicable to common stockholders	$ (0.58)	$ (0.56)	$ (0.55)	$ (0.38)

	Quarter Ended			
	December 31	March 31	June 30	September 30
Fiscal 2000				
Total revenues	$ 2,866	$ 3,605	$ 7,869	$ 12,244
Gross margin	1,768	2,561	5,681	8,199
Loss from operations	(4,487)	(8,017)	(8,795)	(12,179)
Net loss	(4,464)	(8,028)	(8,919)	(11,610)
Deemed dividend on Series E redeemable convertible preferred stock	—	—	—	(699)
Net loss applicable to common stockholders	(4,464)	(8,028)	(8,919)	(12,309)
Basic and diluted net loss per share applicable to common stockholders	$ (0.43)	$ (0.70)	$ (0.72)	$ (0.91)

NETSCREEN TECHNOLOGIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
NetScreen Technologies, Inc.

We have audited the accompanying consolidated balance sheets of NetScreen Technologies, Inc. as of September 30, 2000 and 2001, and the related consolidated statements of operations, redeemable convertible preferred stock and net capital deficiency, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NetScreen Technologies, Inc. at September 30, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

San Jose, California
November 7, 2001,
except for the last paragraph
of Note 11, as to which the
date is November 21, 2001

NETSCREEN TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	Pro Forma Stockholders' Equity— September 30, 2001	September 30, 2001	September 30, 2000
	(Unaudited)		
Assets			
Current assets:			
Cash and cash equivalents		$ 11,505	$ 26,069
Short-term investments		6,150	5,800
Restricted cash		3,236	—
Accounts receivable, net of allowance for doubtful accounts of $2,874 and $1,716 at September 30, 2001 and 2000		16,355	10,536
Inventories		1,877	1,799
Other current assets		2,814	1,256
Total current assets		41,937	45,460
Property and equipment		6,186	2,263
Restricted cash		1,377	36
Other assets		701	356
Total assets		$ 50,201	$ 48,115
Liabilities and Redeemable Convertible Preferred Stock and Net Capital Deficiency			
Current liabilities:			
Accounts payable		$ 4,586	$ 5,940
Accrued expenses		7,141	3,690
Accrued compensation		4,632	1,902
Deferred revenue		15,737	9,636
Current portion of debt and capital lease obligations		1,511	328
Total current liabilities		33,607	21,496
Long-term portion of debt and capital lease obligations		2,663	673
Commitments			
Redeemable convertible preferred stock, $0.001 per value, issuable in series:			
Authorized shares—33,600,000			
Issued and outstanding shares—32,473,082 at September 30, 2001 and 2000; none at September 30, 2001 (pro forma)	$ —	56,542	53,629
Net capital deficiency:			
Common stock, $0.001 par value:			
Authorized shares—100,000,000			
Issued and outstanding shares—23,780,742 and 24,668,846 at September 30, 2001 and 2000; 56,253,824 at September 30, 2001 (pro forma)	56	24	25
Additional paid-in capital	161,777	105,267	112,727
Accumulated deficit	(91,436)	(91,436)	(57,208)
Deferred stock compensation	(54,895)	(54,895)	(81,177)
Stockholders' notes receivable	(1,571)	(1,571)	(2,050)
Total net capital deficiency (pro forma stockholders' equity)	$ 13,931	(42,611)	(27,683)
Total liabilities and redeemable convertible preferred stock and net capital deficiency		$ 50,201	$ 48,115

See accompanying notes.

NETSCREEN TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended September 30,		
	2001	2000	1999
Revenues:			
Product	$ 71,197	$ 23,438	$ 5,669
Maintenance and service	14,366	3,146	202
Total revenues	85,563	26,584	5,871
Cost of revenues:			
Product*	22,128	6,578	1,538
Maintenance and service*	3,668	1,797	150
Total cost of revenues	25,796	8,375	1,688
Gross margin	59,767	18,209	4,183
Operating expenses:			
Research and development*	25,595	14,365	15,840
Sales and marketing*	54,784	27,536	6,713
General and administrative*	11,611	9,786	1,440
Total operating expenses	91,990	51,687	23,993
Loss from operations	(32,223)	(33,478)	(19,810)
Interest expense	(258)	(202)	(71)
Interest and other income	1,344	659	151
Loss before taxes	(31,137)	(33,021)	(19,730)
Provision for income taxes	(168)	—	—
Net loss	(31,305)	(33,021)	(19,730)
Deemed dividend on Series E convertible preferred stock	(2,923)	(699)	—
Net loss applicable to common stockholders	$(34,228)	$(33,720)	$(19,730)
Basic and diluted net loss per share applicable to common stockholders	$ (2.05)	$ (2.82)	$ (2.99)
Shares used in computing basic and diluted net loss per share applicable to common stockholders	16,696	11,954	6,598
Pro forma basic and diluted net loss per share applicable to common stockholders	$ (0.70)		
Shares used in computing pro forma basic and diluted net loss per share applicable to common stockholders	49,169		
*Includes stock-based compensation of the following:			
Cost of product revenues	$ 1,405	$ 991	$ —
Cost of maintenance and service revenues	1,210	671	—
Research and development	6,376	4,082	75
Sales and marketing	9,348	5,993	236
General and administrative	704	3,003	21
Total stock-based compensation	$ 19,043	$ 14,740	$ 332

See accompanying notes.

NETSCREEN TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND NET CAPITAL DEFICIENCY

(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Deferred Stock Compen -sation	Stock-holders' Notes Receivable	Total Net Capital Deficiency
	Shares	Amount	Shares	Amount					
Balance at September 30, 1998	13,400,000	$ 5,679	12,213,400	$12	$ 856	(3,758)	$ (437)	$ —	$ (3,327)
Issuance of Series D convertible preferred stock at $1.14 per share, net of issuance costs of $36	9,496,786	10,818	—	—	—	—	—	—	—
Issuance of common stock under stock option plan at $0.025 to $0.15	—	—	5,830,506	6	406	—	—	(364)	48
Compensation expense related to accelerated vesting of founder's shares	—	—	—	—	7,279	—	—	—	7,279
Issuance of warrants in connection with debt agreements	—	—	—	—	18	—	—	—	18
Compensation expense for options to consultants	—	—	—	—	3,687	—	—	—	3,687
Deferred stock compensation	—	—	—	—	8,352	—	(8,352)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	332	—	332
Net loss and other comprehensive loss	—	—	—	—	—	(19,730)	—	—	(19,730)
Balance at September 30, 1999	22,896,786	16,497	18,043,906	18	20,598	(23,488)	(8,457)	(364)	(11,693)
Repurchase of founder's stock	—	—	(733,334)	(1)	(1)	—	—	—	(2)
Issuance of Series E convertible preferred stock at $3.82 per share, net of issuance costs of $101	9,576,296	36,433	—	—	—	—	—	—	—
Deemed dividend on Series E convertible preferred stock	—	699	—	—	—	(699)	—	—	(699)
Issuance of common stock under stock option plan at $0.0005 to $2.50	—	—	6,990,774	7	2,930	—	—	(1,476)	1,461
Issuance of common stock upon exercise of nonplan stock options at $0.0005 to $0.75	—	—	490,000	1	255	—	—	(210)	46
Repurchase of common stock	—	—	(122,500)	—	(30)	—	—	—	(30)
Compensation expense for options to consultants	—	—	—	—	1,515	—	—	—	1,515
Deferred stock compensation	—	—	—	—	101,073	—	(101,073)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	14,740	—	14,740
Reversal of deferred compensation for terminated employees	—	—	—	—	(13,613)	—	13,613	—	—
Net loss and other comprehensive loss	—	—	—	—	—	(33,021)	—	—	(33,021)
Balance at September 30, 2000	32,473,082	53,629	24,668,846	25	112,727	(57,208)	(81,177)	(2,050)	(27,683)
Issuance costs of Series E convertible preferred stock	—	(10)	—	—	—	—	—	—	—
Deemed dividend on Series E convertible preferred stock	—	2,923	—	—	—	(2,923)	—	—	(2,923)
Issuance of common stock under stock option plan at $0.075 to $5.00	—	—	69,582	—	129	—	—	—	129
Issuance of common stock upon exercise of nonplan stock options at $0.50	—	—	30,000	—	15	—	—	—	15
Repurchase of common stock	—	—	(987,686)	(1)	(476)	—	—	399	(78)
Repayment of stockholder's note	—	—	—	—	—	—	—	80	80
Issuance of warrants in connection with debt arrangements	—	—	—	—	111	—	—	—	111
Deferred stock compensation	—	—	—	—	6,804	—	(6,804)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	19,043	—	19,043
Reversal of deferred stock compensation for terminated employees	—	—	—	—	(14,043)	—	14,043	—	—
Net loss and other comprehensive loss	—	—	—	—	—	(31,305)	—	—	(31,305)
Balance at September 30, 2001	32,473,082	$56,542	23,780,742	$24	$105,267	$(91,436)	$(54,895)	$(1,571)	$(42,611)

See accompanying notes.

NETSCREEN TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended September 30,		
	2001	2000	1999
Operating activities			
Net loss	$(31,305)	$ (33,021)	$(19,730)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	2,172	686	290
Net loss on disposal of property and equipment	—	199	—
Amortization of deferred stock compensation	19,043	14,740	332
Compensation expense for options to consultants	—	1,515	3,687
Compensation expense related to accelerated vesting of founder's shares	—	—	7,279
Compensation expense related to warrants issued in connection with debt arrangements	23	—	—
Changes in operating assets and liabilities:			
Accounts receivable (net of allowances)	(5,819)	(8,311)	(1,548)
Inventories	(78)	(1,043)	(333)
Other current assets	(1,558)	(1,001)	(137)
Other assets	(257)	(154)	(24)
Accounts payable	(1,354)	4,856	547
Accrued expenses	3,451	2,809	761
Accrued compensation	2,730	1,063	727
Deferred revenue	6,101	7,624	1,794
Net cash used in operating activities	(6,851)	(10,038)	(6,355)
Investing activities			
Purchase of property and equipment	(5,605)	(1,653)	(231)
Purchases of short-term investments	(19,850)	(6,200)	—
Maturities of short-term investments	19,500	400	—
Net cash used in investing activities	(5,955)	(7,453)	(231)
Financing activities			
Proceeds from borrowing arrangements	3,325	5	482
Principal payments on debt and capital lease obligations	(642)	(300)	(278)
Restricted cash	(4,577)	—	—
Proceeds from issuance of common stock, net of repurchases	66	1,477	48
Proceeds from issuance of convertible preferred stock, net	(10)	36,433	10,818
Repayment of stockholder's note	80	—	—
Repurchase of founder's stock	—	(2)	—
Net cash provided by (used in) financing activities	(1,758)	37,613	11,070
Net increase (decrease) in cash and cash equivalents	(14,564)	20,122	4,484
Cash and cash equivalents at beginning of period	26,069	5,947	1,463
Cash and cash equivalents at end of period	$ 11,505	$ 26,069	$ 5,947
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 213	$ 176	$ 71
Cash paid for taxes	—	—	$ 1
Supplemental schedule of noncash investing and financing activities			
Property and equipment acquired under capital lease	$ 490	$ 526	$ 383
Issuance of warrants in connection with debt arrangements	$ 111	$ —	$ 18
Deferred stock compensation related to options issued below fair market value	$ 6,804	$101,073	$ 8,352
Reversal of deferred stock compensation for terminated employees	$ 14,043	$ 13,613	$ —
Deemed dividend on Series E convertible preferred stock	$ 2,923	$ 699	$ —

1. The Company and Summary of Significant Accounting Policies

The Company

NetScreen Technologies, Inc. (the "Company" or "NetScreen") provides a broad family of network security systems and appliances that deliver high performance, cost-effective security for enterprises and service providers. The Company's security systems and appliances deliver integrated firewall, virtual private network, or VPN, and network traffic management capabilities in a single device using the Company's GigaScreen application specific integrated circuit and ScreenOS security operating system and applications. NetScreen's products are used by enterprises and services providers.

NetScreen was incorporated in Delaware on October 30, 1997.

Principles of Consolidation

The consolidated financial statements include the Company's accounts and those of its wholly owned subsidiaries. Upon consolidation, all significant intercompany accounts and transactions have been eliminated.

Foreign Currency Transactions

Foreign currency transactions of foreign operations are measured using U.S. dollars as the functional currency. Accordingly, monetary accounts (principally cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Accounts related to operations and non-monetary balance sheet items are remeasured at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations and were immaterial for all periods presented.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company derives revenues primarily from sales of its hardware-based security systems and appliances and maintenance, and, to a lesser extent, from software products and services. The Company generally recognizes revenues when persuasive evidence of an arrangement exists, delivery or customer acceptance, where applicable, has occurred, the fee is fixed or determinable, and collection is probable. The Company sells to value-added resellers, distributors and end customers. The Company's agreements with distributors provide for limited stock rotation and price protection rights. Stock rotation rights provide distributors with the right to exchange unsold inventory for alternate products of equal or greater value. Price protection rights grant distributors the right to credit on future purchases in the event of decreases in the prices of the Company's products. The Company defers revenues on all sales to its distributors until the distributor has sold the products to its customers. The Company's agreements with value-added resellers typically do not include stock rotation or price protection rights. At the time of shipment to value-added resellers, the Company reserves for estimated returns and exchanges. These revenue reserves are estimated and adjusted periodically based on historical rates of returns and allowances, inventory levels at value-added resellers and other related factors.

The Company defers a portion of its product revenues based on the value of certain maintenance arrangements included with each product sale and recognizes these revenues over the applicable maintenance period. The Company also derives a portion of its revenues from sales of separate extended maintenance arrangements. The Company sells hardware maintenance, 24 hours a day, seven days a week technical support, and software maintenance to end customers. These arrangements are sold as a bundle or as discrete offerings providing only hardware maintenance, technical support or software maintenance. For bundled arrangements, revenue is allocated among the elements based on their fair values as determined by the price charged by the Company when each element is sold separately (renewal rate), and is recognized over the period of the related maintenance obligation.

The Company's hardware products carry a one-year warranty that includes factory repair services or replacement parts as needed. The Company accrues estimated expenses for warranty obligations at the time that products are shipped.

Deferred Revenue

As of September 30, 2001, the Company recorded deferred revenue of approximately $1.0 million relating to product shipments that occurred throughout fiscal 2001 which did not have persuasive evidence of an arrangement. The Company will recognize revenue when the Company receives a signed agreement from the customer if all other revenue recognition criteria are met.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. The carrying value of cash and cash equivalents approximated fair value at September 30, 2001 and 2000.

Inventories

Inventories are stated at the lower of standard cost, which approximates actual (first-in, first-out method) or market value (estimated net realizable value). The valuation of inventories at the lower of standard cost or market value requires the use of estimates regarding the amount of inventory that will be sold and the prices at which current inventory will be sold. These estimates are dependent on the Company's assessment of current and expected orders from its customers.

Inventories consisted of the following (in thousands):

	September 30,	
	2001	2000
Raw materials	$ 709	$ 980
Work-in-process	—	—
Finished goods	1,168	819
	$1,877	$1,799

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight line method over the estimated useful lives of the property and equipment of one to three years. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the assets.

Property and equipment consisted of the following (in thousands):

	September 30, 2001	September 30, 2000
Computers and equipment	$ 7,184	$ 2,640
Software	1,026	640
Furniture and fixtures	564	—
Leasehold improvements	601	—
	9,375	3,280
Accumulated depreciation and amortization	(3,189)	(1,017)
	$ 6,186	$ 2,263

Property and equipment included assets under equipment financing arrangements totaling approximately $4,973,000 and $1,344,000 at September 30, 2001 and 2000, respectively. The accumulated depreciation related to assets under equipment financing arrangements was approximately $1,832,000 and $592,000 at September 30, 2001 and 2000, respectively.

Initial Public Offering

In September 2001, the Board of Directors of the Company authorized the Company to proceed with an initial public offering of its common stock.

Unaudited Pro Forma Balance Sheet

If the offering contemplated by this prospectus (the "offering") is consummated, each share of Series A, B, C, D and E convertible preferred stock outstanding as of the closing date will automatically be converted into one share of common stock. Unaudited pro forma balance sheet information at September 30, 2001, which is adjusted for the assumed conversion of the Series A, B, C, D and E convertible preferred stock outstanding at September 30, 2001, is disclosed on the balance sheet.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and accounts receivable. The Company places all of its cash equivalents with high credit issuers. Carrying amounts of financial instruments held by the Company, which include cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and accrued expenses, approximate fair value due to their short duration. The Company performs ongoing credit evaluations of its customers, generally requires customers to prepay for maintenance and maintains reserves for potential losses. The Company's customer base is primarily composed of businesses throughout the United States, Europe and Asia.

No single customer accounted for 10% or more of revenues in the year ended September 30, 2001 or 2000. Two customers accounted for 11% and 10% of revenues for the year ended September 30, 1999. No single customer accounted for more that 10% of accounts receivable as of September 30, 2001 or 2000. The Company generally does not require any collateral from its customers.

Capitalized Software

The Company capitalizes eligible software costs as products achieve technological feasibility, subject to net realizable value considerations. SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" requires the capitalization of certain software development costs once technological feasibility is established, which the Company defines as the completion of a working model. Development costs incurred after the establishment of technological feasibility have not been material and, therefore, have been expensed.

Advertising Costs

The Company's policy is to expense advertising costs as incurred. The Company's advertising costs were $4.3 million, $3.4 million and $417,000 for the years ended September 30, 2001, 2000 and 1999, respectively.

Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Expenses associated with stock-based compensation are being amortized ratably over the vesting periods of the individual awards consistent with the method described in FASB Interpretation No. 28. The Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Options granted to consultants and other non-employees are accounted for in accordance with Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services," and valued using the Black-Scholes method prescribed by SFAS 123. The options are subject to periodic revaluation over their vesting periods.

Comprehensive Loss

Total comprehensive losses were not materially different from net losses for any of the periods presented.

Net Loss Per Share

Basic and diluted net loss per share is presented in conformity with SFAS No. 128, "Earnings Per Share" ("SFAS 128"), for all periods presented. Pursuant to SAB No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the Company's initial public offering must be included in the calculation of basic and diluted net loss per common share as if they had been outstanding for all periods presented.

In accordance with SFAS 128, basic net loss per share is calculated using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Diluted net loss per share would give effect to any dilutive effect of common stock equivalents consisting of convertible preferred stock, stock options and warrants (using the treasury method). Potentially dilutive securities have been excluded from the Company's diluted net loss per share computations as their inclusion would be antidilutive. The total number of shares excluded from the computations of diluted net loss per share were approximately 41,554,000, 37,097,000 and 25,625,000 for the years ended September 30, 2001, 2000 and 1999, respectively.

Pro forma basic and diluted net loss per share applicable to common stockholders, as presented in the statements of operations, has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of the convertible preferred stock (using the as-if converted method) as if such conversion had occurred on October 1, 2000 or on the dates of original issuance, if later.

The following table presents the calculation of historical basic and diluted net loss per share applicable to common stockholders and pro forma basic and diluted net loss per share applicable to common stockholders (in thousands, except per share amounts):

	Year Ended September 30,		
	2001	2000	1999
Net loss applicable to common stockholders	$(34,228)	$(33,720)	$(19,730)
Basic and diluted:			
Weighted-average shares of common stock outstanding	24,247	20,811	14,185
Less weighted-average shares subject to repurchase(1)	(7,551)	(8,857)	(7,587)
Shares used in computing basic and diluted net loss per share applicable to common stockholders	16,696	11,954	6,598
Basic and diluted net loss per share applicable to common stockholders	$ (2.05)	$ (2.82)	$ (2.99)
Pro forma:			
Shares used above	16,696		
Pro forma adjustment to reflect weighted-average effect of the assumed conversion of convertible preferred stock	32,473		
Shares used in computing pro forma basic and diluted net loss per share applicable to common stockholders	49,169		
Pro forma basic and diluted net loss per share applicable to common stockholders	$ (0.70)		

(1) The weighted-average shares subject to repurchase represent nonvested shares. Employees purchased shares by exercising options before the options had vested. In addition, shares of common stock purchased by the founders are subject to vesting. The nonvested shares are subject to a right of repurchase by the Company at the initial purchase price if the employee forfeits the shares before the employee satisfies the service requirement, generally four years.

Recent Accounting Pronouncements

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combination" ("SFAS 141"). SFAS 141 establishes new standards for accounting and reporting for business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. The Company will adopt this statement during the first quarter of fiscal 2002 and does not believe that SFAS 141 will have a material effect on its operating results or financial position.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets ("SFAS 142"), which supersedes APB Opinion No. 17, "Intangible Assets." SFAS 142 establishes new standards for goodwill, including the elimination of goodwill amortization, which is to be replaced with methods of periodically evaluating goodwill for impairment. The Company will adopt this statement during the first quarter of fiscal 2002 and does not believe that SFAS 142 will have a material effect on its operating results or financial position.

2. Financial Instruments

Investments, including cash equivalents, restricted cash and short-term investments were as follows (in thousands):

	Year Ended September 30,	
	2001	2000
Money market and mutual funds	$ 2,030	$ 574
Commercial paper	—	26,420
U.S. government securities	7,223	—
Municipal bonds and notes	6,150	5,800
Total investments	15,403	32,794
Amounts classified as cash equivalents and restricted cash	(9,253)	(26,994)
Total short-term investments	$ 6,150	$ 5,800

Gross unrealized gains and losses on available-for-sale securities at September 30, 2001 and 2000 were immaterial.

Restricted Cash

As of September 30, 2001, the Company had $4.6 million as collateral for an irrevocable standby letter of credit in connection with a facilities lease. As of September 30, 2000, the Company had $36,000 as collateral for a standby letter of credit in connection with a leasing arrangement.

3. Long-Term Debt and Capital Lease Obligations

In October 1998, the Company issued a secured promissory note for approximately $482,000 that bears interest at 7.25% per annum. The note does not require the Company to meet any financial covenants. The note is due in May 2002 and is secured by assets of the Company. The loan is payable in equal monthly installments of principal and interest of approximately $13,000. All interest accumulated under the loan had been paid as of September 30, 2000. As of September 30, 2001, the amount outstanding under the loan was $166,000.

In October 1998, the Company entered into a $318,000 (later adjusted to $404,000) equipment leasing arrangement with the same lender. During the year ended September 30, 2000, the Company expanded the equipment leasing arrangement by an additional $500,000. As of September 30, 2001, there was no availability for future purchases of equipment under this leasing arrangement.

In February 2001, the Company entered into an equipment leasing arrangement of $514,000. The lease is payable in monthly installments of principal and interest of approximately $15,000 through February 2004.

In April 2001, the Company entered into a loan and security agreement for $3.5 million. Under the agreement, the Company may borrow amounts to finance eligible equipment purchases. The lender has a security interest in the equipment. Borrowings under the agreement bear interest at the U.S. Treasury note rate for notes with a three-year maturity plus 3.75% and are payable in equal monthly installments over a three-year term. A final payment equal to 9% of the amount borrowed is due at the end of the three-year term, has been treated as an additional finance charge and is being amortized over the term of the loan. The Company is not required to meet any financial covenants. The commitment terminates on November 30, 2001. As of September 30, 2001, the Company had borrowed $2.0 million at an annual interest rate of 8.2% under this agreement and $1.5 million remained available for future purchases of equipment.

In August 2001, the Company entered into a loan and security agreement for $3.0 million. Under the agreement, the Company may borrow amounts to finance eligible equipment purchases. The lender has a security interest in the equipment. Borrowings under the agreement bear interest at the U.S. Treasury note rate for notes with a three-year maturity plus 9.5% and are payable in equal monthly installments over a three-year term. The Company is required to maintain an unrestricted cash balance of $11.0 million while borrowings are outstanding under the agreement. The commitment terminates on October 31, 2001. As of September 30, 2001, the Company had borrowed $1.3 million at an annual interest rate of 13.8% under this arrangement and $1.7 remained available for future purchases.

Equipment acquired under these arrangements has been included in Property and Equipment on the accompanying balance sheet.

Future principal payments under debt and capital lease obligations are as follows (in thousands):

Year ending September 30:	
2002	$1,511
2003	1,504
2004	1,159
Total future principal payments	$4,174

During the year ended September 30, 2000, the Company repaid $183,000 of debt outstanding under a previous line of credit agreement with a bank.

4. Commitments

The Company leases its office facilities under noncancelable operating leases expiring at various dates through May 2003.

In August 2000, the Company entered into a lease for approximately 51,000 square feet of office space in Sunnyvale, California, which commenced on January 21, 2001 and will terminate on February 14, 2003. The related cost of the lease is approximately $270,000 per month. The lease is secured by a $4.6 million standby letter of credit as of September 30, 2001.

Rent expense was approximately $3.4 million, $1.2 million and $640,000 for the years ended September 30, 2001, 2000 and 1999, respectively.

During the year ended September 30, 2001, the Company entered into several facilities leases for foreign sales offices. The leases expire at various dates through May 2003. The related cost of the leases is approximately $47,000 per month.

Future minimum lease payments under noncancellable operating leases at September 30, 2001 were as follows (in thousands):

Year ending September 30:	
2002	$3,612
2003	1,269
Total minimum payments	$4,881

Flash Electronics, Inc. manufactures, assembles and tests the NetScreen-100, NetScreen-50, NetScreen-25 and NetScreen-10 products. C-MAC Industries, Inc. manufactures, assembles and tests the NetScreen-1000,

NetScreen-500 and NetScreen-5XP products. The Company purchases from these manufacturers on a purchase order basis, and does not have a long-term supply contract. The Company is obligated to pay for costs of material plus a fair material margin. At September 30, 2001, the Company had noncancellable purchase orders of $3.2 million to Flash Electronics, Inc. and C-MAC Industries, Inc.

5. Redeemable Convertible Preferred Stock

Each share of Series A, B, C, D and E preferred stock is convertible, at the holder's option, into shares of common stock on a one-for-one basis, subject to certain antidilutive adjustments. Outstanding shares of Series A, B, C, D and E preferred stock automatically convert into common stock upon the closing of an underwritten public offering of common stock with aggregate proceeds to the Company of at least $40.0 million and entity value, as defined, of not less than $353.0 million.

The preferred stockholders are entitled to one vote for each share of common stock into which their shares can be converted.

The holder of each share of Series A, B, C and D convertible preferred stock is entitled to noncumulative dividends, when, as and if declared by the Board of Directors, at annual rates equal to approximately $0.02, $0.04, $0.04 and $0.09 per share, respectively. No dividends have been declared through September 30, 2001. The Series E convertible preferred stock is entitled to a cumulative dividend of approximately $0.31 per share. The Series E convertible preferred stock accrues dividends from the date of issuance whether or not declared; however, the accrued and unpaid dividends will not be payable in the event of optional conversion of the Series E convertible preferred stock or in the event of an automatic conversion of the Series E convertible preferred stock prior to July 6, 2003. No dividends can be declared or paid on the Series A, B, C and D convertible preferred stock until the Series E convertible preferred stock dividend has been paid.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the Series E convertible preferred stockholders are entitled to receive, prior and in preference to any payment or distribution on any shares of Series A, B, C or D convertible preferred stock or common stock, an amount equal to approximately $3.82 per share plus all accrued and unpaid dividends, whether or not declared. After payment of the Series E convertible preferred stock liquidation preference, the Series A, B, C and D convertible preferred stockholders are entitled to receive, prior and in preference to any payment or distribution to any series of common stock, $0.25, $0.50, $0.53 and $1.14 per share, respectively, plus all declared but unpaid dividends. If upon any liquidation, dissolution or winding up of the Company, the available funds and assets are insufficient to permit the payment to the Series A, B, C and D convertible preferred stockholders of their respective full preferential amounts, then all the remaining available funds and assets will be distributed among the Series A, B, C and D convertible preferred stockholders pro rata according to their respective liquidation preferences.

A change in control of the Company may, in certain circumstances, be deemed to be a liquidation and trigger the liquidation preferences associated with the outstanding shares of Series A, B, C, D and E preferred stock. Because a change in control could occur and not be solely within the control of the Company, all preferred stock has been deemed to be redeemable and thus is classified outside of permanent equity as required by EITF D-98 "Classification and Measurement of Redeemable Securities," issued on July 19, 2001.

The Company recorded a non-cash dividend of $699,000 and $2.9 million during the years ended September 30, 2000 and 2001, respectively, to account for the cumulative dividend on the Series E convertible preferred stock.

The Company is authorized to issue 33,600,000 shares of convertible preferred stock, designated in series. A summary of the redeemable convertible preferred stock is as follows:

	Shares Authorized	Shares Issued and Outstanding	Noncumulative Dividend	Cumulative Dividend	Liquidation Preference	Aggregate Liquidation Preference
						(in thousands)
Series A	4,400,000	4,400,000	$0.02	—	$0.25	$ 1,100
Series B	2,000,000	2,000,000	$0.04	—	$0.50	1,000
Series C	7,200,000	7,000,000	$0.04	—	$0.53	3,675
Series D	10,000,000	9,496,786	$0.09	—	$1.14	10,874
Series E	10,000,000	9,576,296	—	$0.31	$3.82	40,156
	33,600,000	32,473,082				$56,805

6. Stockholders' Equity

Founders' Shares

In October 1997, the Company issued 12,000,000 shares of common stock to its three founders for cash proceeds of $30,000. Of these shares, 2,400,000 were vested immediately, 1,200,000 shares became vested six months after the effective date of the agreement and an additional 1,200,000 shares became vested one year after the effective date of the agreement. The remaining shares vest 2.77% per month for thirty-six months. In the event a founder's employment with the Company is terminated, the Company has the right to repurchase all unvested shares from that founder at the original issuance price. During the year ended September 30, 2000, 733,334 shares were repurchased from a founder. At September 30, 2001, 11,133,333 shares were vested.

Accelerated Vesting and Share Repurchase

During September 1999, the Company entered into a Severance and Release Agreement with a founder of the Company. The Company agreed to pay the founder $165,000 in cash over the term of one year. In addition, the Company accelerated the vesting on approximately 1,000,000 shares of the founder's unvested shares and recorded $7.3 million of compensation expense related to the transaction, which is included in research and development in the accompanying statements of operations.

Stock Splits

In August 1998, the Company effected a two-for-one stock split of its outstanding common stock. In April 1999, the Company effected a two-for-one stock split of its outstanding preferred stock. In November 2000, the Company effected another two-for-one split of its outstanding common stock. All share and per share amounts have been adjusted to reflect the splits.

Common Stock

The Company is authorized to issue up to 100,000,000 shares of common stock. As of September 30, 2001, 23,780,742 shares of common stock were issued and outstanding and common stock was reserved for future issuance as follows:

Conversion of Series A preferred stock	4,400,000
Conversion of Series B preferred stock	2,000,000
Conversion of Series C preferred stock	7,000,000
Conversion of Series D preferred stock	9,496,786
Conversion of Series E preferred stock	9,576,296
Outstanding warrants	123,196
Outstanding stock options	8,958,149
Shares of common stock available for grant under stock option plans	2,313,789
	43,868,216

Warrants

In October 1998, in connection with the negotiation of a loan and equipment lease agreement, the Company granted warrants to purchase 60,952 shares of Series C convertible preferred stock at $0.53 per share and 20,960 shares of Series D convertible preferred stock at $1.14 per share to the lender. The warrants are exercisable for seven years after the effective date of the agreement or three years after the completion of an initial public offering, whichever is longer. The fair value of the warrants was approximately $18,000 using the Black-Scholes option pricing model based on a risk-free interest rate of 6%, a volatility of .5, and expected lives ranging from 0 to 6 years.

In April 2001, in connection with a loan and security agreement, the Company granted warrants to purchase 41,284 shares of Series E convertible preferred stock at $3.82 per share to the lender. The warrants are exercisable for ten years after the date of grant or five years after the closing of an initial public offering, whichever is longer. The fair value of the warrants was approximately $191,000 using the Black-Scholes option pricing model based on a risk-free interest rate of 6%, a volatility of .9, and expected life of 10 years. The fair value of the warrants is being amortized over three years, which is the term of the related loan.

Nonplan Option Grants

During the year ended September 30, 2000, the Company issued options to purchase 578,000 shares of common stock to entities at prices ranging from $0.0005 to $0.75 per share. The Company granted an additional 8,000 options at a price of $5.00 during the year ended September 30, 2001. The Company issued nonplan options due to the limited number of options available under the 1997 Plan. Of the 586,000 nonplan options granted, 420,000 were to an employee and 166,000 were to consultants. The employee options vest over four years. The Company recorded $1.2 million of deferred stock compensation expense related to the employee during fiscal 2000 and 2001. The vast majority of the consultant options vesting was accelerated in August 2000. The Company recorded $1.3 million and $30,000 of compensation expenses related to these consultant options during fiscal 2000 and 2001, respectively. (See "Consultant Options.")

During the year ended September 30, 2000, 490,000 shares were exercised at prices ranging from $0.0005 to $0.75 per share. During the year ended September 30, 2001, 30,000 shares were exercised at a price of $0.50 per share. As of September 30, 2001, 66,000 options were outstanding at prices ranging from $0.50 to $5.00 per share. All outstanding options were exercisable at September 30, 2001.

1997 Equity Incentive Plan

In November 1997, the Company adopted the 1997 Equity Incentive Plan (the "1997 Plan"), which provides for the granting of incentive stock options and nonqualified stock options to employees and consultants. The 1997 Plan authorized the grant of options to purchase up to 23,200,014 shares of the Company's common stock. Under the 1997 Plan, the Company's Board of Directors determines the term of each award and the award price. In the case of incentive stock options, the exercise price may be established at an amount not less than the fair market value of the Company's common stock on the date of grant, while nonqualified stock options may have an exercise price not less than 85% of the fair market value on the date of grant. Options granted may be immediately exercisable. The Company has the right to purchase any exercised and unvested shares at the original exercise price. Options generally vest ratably over a four-year period commencing with the grant date and expire no later than ten years from the date of grant.

The following is a summary of activity for the 1997 Plan:

	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Options outstanding as of September 30, 1998	5,329,200	4,057,400	$0.04
Options authorized	—	—	
Options granted	(5,183,000)	5,183,000	$0.09
Options exercised	—	(5,830,506)	$0.09
Options canceled	763,406	(763,406)	$0.04
Options outstanding as of September 30, 1999	909,606	2,646,488	$0.06
Options authorized	8,600,014	—	
Options granted	(10,154,130)	10,154,130	$1.22
Options exercised	—	(6,990,774)	$0.42
Options canceled	1,355,470	(1,355,470)	$3.10
Shares repurchased	122,500	—	$0.25
Options outstanding as of September 30, 2000	833,460	4,454,374	$1.22
Options authorized	5,000,000	—	
Options granted	(5,167,700)	5,167,700	$5.01
Options exercised	—	(69,582)	$1.90
Options canceled	660,343	(660,343)	$3.56
Shares repurchased	987,686	—	$0.48
Options outstanding as of September 30, 2001	2,313,789	8,892,149	$3.23

All options outstanding under the 1997 Plan were exercisable at September 30, 2001. As of September 30, 2001, options to purchase 1,188,400 shares were vested but not exercised at a weighted average exercise price of $1.32 per share. As of September 30, 2001, 4,146,481 unvested options had been exercised and were subject to repurchase.

As of September 30, 2001, the weighted average remaining contractual life of outstanding options under the 1997 Plan was 9.07 years. The range of exercise prices of options outstanding at September 30, 2001 was $0.05 to $7.50.

In addition, the following table summarizes information about options under the 1997 Plan that were outstanding and exercisable at September 30, 2001:

Options Outstanding and Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.05 – $0.50	1,098,614	8.05	$0.4562
$0.75 – $0.75	2,299,035	8.74	$0.7500
$2.50 – $4.50	462,000	8.94	$2.6255
$5.00 – $5.00	4,687,200	9.45	$5.0000
$5.10 – $7.50	345,300	9.66	$5.4475
$0.05 – $7.50	8,892,149	9.07	$3.2338

Restricted Stock Program to Certain Employees

In July 2000, the Company cancelled 474,000 options granted in March 2000 and replaced them with restricted stock with an exercise price of $0.0005. The Company is recording compensation over the vesting period of the restricted stock for the difference between the fair market value in July 2000 of $1.50 and the exercise price of $0.0005.

Pro Forma Stock-Based Compensation

Pro forma information regarding net loss is required by SFAS 123. The information is required to be determined as if the Company had accounted for its employee stock options granted under the fair value method. The fair value of these options was estimated at the date of grant using the minimum value method with the following weighted average assumptions:

	Year Ended September 30,		
	2001	2000	1999
Expected life	5 years	5 years	5 years
Expected stock price volatility	90%	90%	90%
Risk-free interest rate	4.99%	6.29%	4.95%
Dividend yield	None	None	None

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' respective vesting periods. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by FAS 123, net loss applicable to common stockholders and net loss per share applicable to common stockholders would have increased to the pro forma amounts indicated in the table below (in thousands, except for per share amounts):

	Year Ended September 30,		
	2001	2000	1999
Net loss applicable to common stockholders:			
As reported	$(34,228)	$(33,720)	$(19,730)
Pro forma	$(39,008)	$(36,369)	$(20,193)
Basic and diluted net loss per share applicable to common stockholders:			
As reported	$ (2.05)	$ (2.82)	$ (2.99)
Pro forma	$ (2.34)	$ (3.04)	$ (3.06)

The weighted average fair value of options granted during the years ended September 30, 2001, 2000 and 1999 was $4.25, $10.32 and $2.33, respectively.

The option valuation models were developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Deferred Stock Compensation

During the years ended September 30, 2001, 2000 and 1999, in connection with the grant of stock options to employees, the Company recorded deferred stock compensation of approximately $6.8 million, $101.1 million and $8.4 million, respectively, representing the difference between the exercise price and the deemed fair value for financial reporting purposes of the Company's common stock on the date these stock options were granted. Deferred compensation is included as a reduction of stockholders' equity and is being amortized ratably over the vesting period of the individual award, generally four years, consistent with the method described in FASB Interpretation No. 28. During the years ended September 30, 2001, 2000 and 1999, the Company recorded amortization of deferred stock compensation of approximately $19.0 million, $14.7 million and $332,000, respectively, related to employee stock options. At September 30, 2001, approximately $54.9 million of deferred stock compensation related to employee stock options remained unamortized.

Consultant Options

As of September 30, 2001, the Company had granted options to purchase approximately 227,000 shares of common stock to individual consultants at exercise prices ranging from $0.0005 to $7.50 per share. The options were granted in exchange for consulting services rendered and vest over terms ranging from immediately to four years. The options issued to consultants have been and will be marked to market using the estimate of fair value at the end of each accounting period pursuant to FASB's Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods, or Services." The Company recorded compensation expense of approximately $166,000, $1.5 million and $3.7 million in the years ended September 30, 2001, 2000 and 1999, respectively, related to options issued to consultants. As of September 30, 2001, all consultant options were fully vested.

Stockholders' Notes Receivable

The stockholders' notes receivable were issued in conjunction with the issuance of common stock under the Company's stock option plan. The notes were secured by the related shares of common stock and are full recourse notes, with interest compounded annually on the unpaid balance at a rate of 6% per year. During the year ended September 30, 2001, the Company received payments on the notes of $80,000 and canceled notes totaling $399,000 in connection with the repurchase of shares.

2001 Equity Incentive Plan

In September 2001, the Company's Board of Directors adopted the 2001 Equity Incentive Plan (the "2001 Plan"), subject to stockholder approval. The 2001 Plan will become effective on the date of the initial public offering and provides for the granting of incentive stock options, nonqualified stock options, restricted stock and stock bonuses to employees, officers, directors, consultants, independent contractors and advisors.

The 2001 Plan is the successor to the Company's 1997 Plan and, upon its effective date, no additional shares will be granted under the 1997 Plan. The Company has reserved 20,000,000 shares of common stock for issuance under the 2001 Plan. The number of shares reserved for issuance under the 2001 Plan will be increased by the number of shares available for grant under the 1997 Plan on the effective date of this prospectus and any shares that are canceled or repurchased under the 1997 Plan after the date of this prospectus. In addition, the number of shares reserved for issuance under the 2001 Plan will increase automatically on October 1 of each year by an amount equal to 5% of the Company's total outstanding shares of common stock as of the immediately preceding September 30.

2001 Employees Stock Purchase Plan

In September 2001, the Company's Board of Directors adopted the 2001 Employee Stock Purchase Plan (the "2001 ESPP"), subject to stockholder approval. The 2001 ESPP is designed to enable eligible employees to purchase shares of the Company's common stock at a discount and will become effective on the first day on which price quotations are available for the Company's common stock on the Nasdaq National Market. Except for the first offering period, each offering period will be for two years and will consist of four six-month purchase periods. The first offering period is expected to begin on the first business day on which price quotations for the Company's common stock are available on the Nasdaq National Market. The first purchase period may be more or less than six months long. After that, the offering periods will begin on November 1 and May 1. The purchase price for shares of common stock under the 2001 ESPP will be 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable offering period or the last day of each purchase period.

The Company has initially reserved 1,000,000 shares of common stock for issuance under the 2001 ESPP. The number of shares reserved for issuance under the 2001 ESPP will increase automatically on October 1 of each year by an amount equal to the number of shares sold under the plan in the preceding fiscal year.

7. Income Taxes

The Company's income tax benefit differs from the income tax benefit determined by applying the U.S. federal statutory rate to the net loss as follows:

	Year Ended September 30,		
	2001	2000	1999
Income tax benefit at U.S. statutory rate	$(10,898)	$(11,557)	$(6,906)
Valuation allowance for deferred tax assets	10,898	11,557	6,906
Foreign income taxes for which no U.S. benefit is currentlyrecognizable	168	—	—
Income tax provision	$ 168	$ —	$ —

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

	September 30,	
	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$ 6,473	$ 4,958
Tax credit carryforwards	1,872	600
Deferred compensation	7,967	4,993
Deferred revenue	5,661	800
Other reserves and accruals	3,361	2,576
Total deferred tax assets	25,334	13,927
Valuation allowance	(25,334)	(13,927)
Net deferred tax assets	$ —	$ —

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, a valuation allowance in an amount equal to the deferred tax assets as of September 30, 2001 and September 30, 2000 has been established to reflect these uncertainties. The valuation allowance increased by $11.4 million, $9.4 million and $3.2 million during the years ended September 30, 2001, 2000 and 1999, respectively.

As of September 30, 2001, the Company had federal and state net operating loss carryforwards of approximately $16.2 million and $13.8 million, respectively. The Company also had federal and state research and development tax credit carryforwards of approximately $1,132,000 and $1,138,000, respectively. The federal and state net operating loss and tax credit carryforwards will expire at various dates beginning in 2005, if not utilized.

Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

8. Business Segment Information

The Company operates in one business segment, the sale of security and traffic management solutions for network environments.

The Chief Executive Officer has been identified as the Chief Operating Decision Maker ("CODM") because he has the final authority over resource allocation decisions and performance assessment. The CODM does not receive discrete financial information about individual components of the Company's business.

Revenues by geographic regions were as follows (in thousands):

	Year Ended September 30,		
	2001	2000	1999
Revenues:			
North America	$44,826	$20,341	$3,798
Asia	25,228	3,540	1,508
Europe	14,798	2,701	562
Others	711	2	3
Total	$85,563	$26,584	$5,871

9. 401(k) Plan

The Company has a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. All employees may elect to contribute up to 15%, but no greater than $10,500 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. From October 30, 1997 (inception) to September 30, 2001, the Company made no matching contributions to the plan.

10. Related Party Transactions

During the year ended September 30, 2001, the Company sold products and services to companies owned by the brother of one of the Company's founders. The total amount sold to these companies was approximately $1,574,000. As of September 30, 2001, accounts receivable included approximately $125,000 due from these companies.

11. Subsequent Events

Series F Convertible Preferred Stock

In October 2001, the Company completed the sale of 5,762,502 shares of the Company's Series F convertible preferred stock, $0.001 par value per share, at a price of $5.2061 per share, for cash proceeds of approximately $29.9 million, net of issuance costs of $130,000. The fair value of the shares at the time of issuance was estimated to be approximately $10.00 per share. The difference between the fair value of $10.00 per share and the issue price of $5.2061 per share will be accounted for as a dividend totaling approximately $27.6 million in the quarter ending December 31, 2001.

Each share of Series F convertible preferred stock is convertible, at the holder's option, into shares of common stock on a one-for-one basis, subject to certain anti-dilutive adjustments. Outstanding shares of Series F convertible preferred stock automatically convert into common stock upon the earlier of: (1) the closing of an underwritten public offering of common stock with aggregate proceeds to the Company of at least $50.0 million and share price of at least $10.41 per share; (2) the date specified by written consent or agreement of the holders of the then-outstanding shares of the Series F convertible preferred stock; or (3) the date specified by written consent or agreement of the holders of not less than two-thirds of the then-outstanding shares of the Series A, B, C, D, E and F convertible preferred stock (voting together as a single class on an as-converted to common stock basis), provided that any automatic conversion of the Series F convertible preferred stock pursuant to this clause (3) must be effective in connection with an underwritten public offering of at least $50.0 million.

The Series F convertible preferred stockholders are entitled to one vote for each share of common stock into which their shares can be converted.

The Series F convertible preferred stock is entitled to a cumulative dividend of approximately $0.42 per share increased to $0.62 from and after the date on which certain events of default occur. Dividends on the Series F convertible preferred stock accrue from the date of issuance whether or not earned or declared; however, the accrued and unpaid dividends will not be payable in the event of optional conversion of the Series F convertible preferred stock or in the event of an automatic conversion of the Series F convertible preferred stock prior to the third annual anniversary of the original issue date. No dividends can be declared or paid on the Series A, B, C, D and E convertible preferred stock until the Series F convertible preferred stock dividend has been paid. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the Series F convertible preferred stockholders are entitled to receive, prior and in preference to any payment or distribution to any shares of Series A, B, C, D or E convertible preferred stock or common stock, an amount equal to approximately $10.41 per share plus all accrued and unpaid dividends, whether or not declared.

The Company will accrue a deemed dividend at an annual rate of $0.42 per share to account for the cumulative dividend on the Series F convertible preferred stock.

In connection with the sale of the Series F convertible preferred stock, the Company effected a two-for-one stock split of the Series A, B, C, D and E convertible preferred stock outstanding on the date of filing of the Restated Certificate of Incorporation in connection with sale of the Series F convertible preferred stock. All preferred share amounts have been adjusted to reflect this split.

Deferred Compensation

In October and November 2001, the Company granted to employees options to purchase 1,692,300 shares of common stock at exercise prices of $5.10 and $6.00 per share. The Company will record deferred compensation of approximately $11.2 million with regard to the October and November 2001 grants.

Board of Directors

Chun P. Chiu
Advisor
AsiaTech Management, LLC

Feng Deng
Vice President of Engineering
NetScreen Technologies, Inc.

Michael L. Goguen (1) (2)
General Partner
Sequoia Capital

Katherine M. Jen
General Partner
AsiaTech Management, LLC

Frank J. Marshall (1) (2)
Venture Partner
Sequoia Capital

Thomas F. Mendoza (2)
President
Network Appliance, Inc.

Victor E. Parker, Jr. (1)
General Partner
Spectrum Equity Investments

Robert D. Thomas
President, Chief Executive Officer
NetScreen Technologies, Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee

Executive Officers

Robert D. Thomas
President, Chief Executive Officer

Walter L. Brown
Vice President of Customer Service

Remo E. Canessa
Chief Financial Officer and Corporate Secretary

Charles R. Clark
Vice President of Operations

Feng Deng
Vice President of Engineering

David K. Flynn
Vice President of Marketing

James K. Gifford
Vice President of Systems and Services

Yan Ke
Vice President and Chief Architect

Edie R. Rodriguez
Vice President of Human Resources

Janine Roth
Vice President of Business Development

Mark S. Smith
Vice President of Worldwide Sales

General information

General information about NetScreen may be obtained by contacting Investor Relations at (408) 730-6125 or by email at ir@netscreen.com.

Outside Legal Counsel
Fenwick & West LLP
Palo Alto, CA

Independent Auditors
Ernst & Young LLP
San Jose, CA

Stockholder Information
Stock Register and Transfer Agent
EquiServe
150 Royall Street
Canton, MA 02021
(781) 575-3400

Stock Listing
NetScreen Technologies, Inc. is traded on the Nasdaq National Market under the symbol "NSCN."

Annual Meeting
NetScreen's annual meeting of stockholders is scheduled for April 26, 2002, at 10 a.m. Pacific Time, at NetScreen's headquarters in Sunnyvale, CA. The formal notice, together with the proxy statement and proxy form, will be mailed in advance of the meeting to all stockholders of record entitled to vote. Stockholders are encouraged to attend this meeting, but those unable to do so are asked to sign and return the proxy form.

Corporate Offices
NetScreen Technologies, Inc.
350 Oakmead Parkway
Sunnyvale, CA 94085
(408) 730-6000

The NetScreen Product Line



NetScreen-1000



NetScreen-500



NetScreen-Global PRO
NetScreen-Global PRO Express



NetScreen-208



NetScreen-204


NetScreen
REMOTE
NETSCREEN

NetScreen-Remote



NetScreen-100



NetScreen-50



NetScreen-25



NetScreen-5XP

NETSCREEN®

NetScreen Technologies, Inc.
350 Oakmead Parkway
Sunnyvale, CA 94085
www.netscreen.com